                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 AMENDMENT #3 TO
                                   FORM 10-SB


      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934




                          CHARTWELL INTERNATIONAL, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)



                    NEVADA                              95-3979080
         (STATE OR OTHER JURISDICTION                (I.R.S. EMPLOYER
             OF INCORPORATION OR                 IDENTIFICATION NUMBER)



                           5275 DTC PARKWAY, SUITE 110
                             DENVER, COLORADO             80111
               (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)


                                 (303) 804-0100
                           (ISSUER'S TELEPHONE NUMBER)


           SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:


               TITLE OF EACH CLASS            NAME OF EACH EXCHANGE ON WHICH
               TO BE SO REGISTERED            EACH CLASS IS TO BE REGISTERED

                       None                               None


Securities to be registered under Section 12(g) of the Act:


                                  COMMON STOCK
                                (Title of Class)

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS


         Some of the statements contained in this Form 10-SB for Chartwell International, Inc. ("Chartwell" or the "Company"), discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. The term "Chartwell" or the "Company" refers to Chartwell International, Inc. or to Chartwell International, Inc. and its consolidated subsidiaries, as applicable. These statements are subject to known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and is derived using numerous assumptions. Important factors that may cause actual results to differ from projections include, for example:

         - the success or failure of management's efforts to implement its business strategy;

         - the ability of the Company to raise sufficient capital to meet operating requirements;

         - the ability of the Company's subsidiaries and affiliated companies to compete within the industries in which they engage in business;

         - the ability of the Company to compete with major established companies;

         -   the effect of changing economic conditions;

         - the ability of the Company to attract and retain quality employees; and

         - other risks that may be described in future filings with the U.S. Securities and Exchange Commission ("SEC").


GENERAL

         Chartwell International, Inc. is a Nevada corporation that was incorporated in December 1984. The Company conducts its operations in the following areas:

         - National College Recruiting Association, Inc. ("NCRA") is a wholly owned subsidiary that owns a high school athlete college recruiting and scholarship assistance program as well as the publishing rights to "BlueChip Illustrated," a magazine associated with the NCRA programs. All of NCRA's rights were licensed to College Bound Student Alliance, Inc. in June, 1997. All NCRA's principal business operations have also been assigned to College Bound Student Alliance, Inc.

         - College Bound Student Alliance, Inc. ("CBSA"), is a business that was begun by the Company in June, 1997, to develop college athlete and student scholarship advisory services that were sold to it by NCRA. CBSA became a public company in January, 1998. Chartwell currently holds approximately 47% (approximately 8,200,000 Shares) of the outstanding common shares of CBSA. See Financial Statements.

         - Approximately 200 acres of undeveloped residential real estate near Ramona, California, east of San Diego, that is currently listed for sale.

         - Undeveloped gypsum mining rights and claims on U.S. Bureau of Land Management property near St. George, Utah, that are currently for sale or joint venture.

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

         The Company's long-term strategy is to dispose of a portion of its existing assets in an orderly manner and pursue acquisitions of one or more private companies.

CHARTWELL INTERNATIONAL, INC.

         In December 1984, the Company was incorporated in Nevada under the name Chartwell Publishing Company, Inc. In June, 1985, it was the surviving corporation in a merger of Ladies Three, Inc. a Utah corporation. Ladies Three, Inc. was a company in the business of temporary secretarial and clerical services that had ceased doing business prior to the merger. Ladies Three was a publicly traded company at the time of the merger and the transaction, therefore, resulted in Chartwell becoming a public company.

         In 1989, the point at which the Company became an operating business, Chartwell purchased 100% of CBC, Inc. CBC, Inc. shortly thereafter changed its name to Sports Media, Inc. Sports Media was a publisher of official team yearbooks for teams in the National Football League, the National Basketball Association and the National Hockey League. Sports Media became public in 1991 and Chartwell liquidated all of its interest in Sports Media between 1992 and 1994. The Company changed its name to Chartwell International, Inc. in June, 1993.

         The Company is located at 5275 DTC Parkway, Suite 110, Englewood, Colorado 80111. Its telephone number is (303) 804-0100. Chartwell shares these facilities with two of its affiliated companies, National College Recruiting Association, Inc. and College Bound Student Alliance, Inc.

         As of September 1, 1999, the Company employed two persons on a full-time basis and three persons on a part-time basis, none of whom are covered by a collective bargaining agreement.

RAMONA, CALIFORNIA, PROPERTY

         In 1994, Chartwell purchased 200 acres of residential real estate near Ramona, California, about 40 miles east of San Diego, California. The property is located in the northern portion of the county of San Diego just south of a sub-division known as San Diego Country Estates and above the San Vicente Golf Course. Adjacent to the east of the property are subdivided parcels of five to ten acres including easements for open space. Parcels further west and on the hills above the golf course include well-developed lots with fine residences. Lands to the north include smaller lots of the San Diego Country Estates developed more than twenty-five years ago. Larger undeveloped acreage in large parcels exists to the south of the property. The parcel has a sloping topography, varying from moderate to steep in grade. Zoning is agricultural/residential (one dwelling per 6-10 acres).

         The Ramona property is currently available for sale with an asking price of $2.2 million under a standard listing contract with a Ramona, California, real estate agent, Keller William Realty. The contract provides for a six percent commission to the agent upon sale of the property. The property has been listed since November, 1998, and the asking price was reduced from $2.4 million to its current asking price in February, 1999. The Company is unaware of any current potential buyers for the property. The Company has not committed to a plan to dispose of the property, although the Company would sell the land for a price at or near its asking price. The carrying value of the land in the balance sheet is approximately $1.2 million.

         The property was originally purchased for $1.2 million from the bankruptcy estate for Poway Partners, a California general partnership and an unaffiliated third party. The $1.2 million consisted of cash, Sports Media, Inc. stock and Chartwell Series C Preferred stock. Subsequent to litigation involving the seller and Chartwell, refinancing of the property and pledging of the property as collateral for additional Chartwell obligations, the property is subject to approximately $1,250,000 of obligations as follows:

         - $600,000 note to Scripps Bank, Trustee FBO Edward Dessaw Clarkson Jr., IRA and Edward Dessaw Clarkson, Jr., Trustee for the E.D.C. JR., Trust, unaffiliated third parties, dated February 22, 1999, and secured by a first deed of trust. Interest is at 12% per annum. Payments are of interest only of approximately $6,000 per month until March 1, 2004, at which time all remaining accrued interest and principal becomes due and payable.

         - $31,684 note to Lester Summerfield, an unaffiliated third party, dated August 1, 1998, and secured by a deed of trust. Interest is at 10% per annum. Payments are of interest only until October 31, 1999 ("Maturity Date"). $10,000 of principal was due and paid on November 9, 1999." All remaining unpaid principal and accrued interest is due upon the funding of the Company.

         - $170,000 note to Mr. John J. Grace, a consultant to and shareholder of the Company, dated March 5, 1999, secured by a deed of trust as well as Chartwell's security investments in Chartwell Automotive Group, Inc. (a dormant wholly owned subsidiary), College Bound Student Alliance, Inc. (see below), Prentice Capital, Inc. (see "Utah Gypsum Mining Claims and Rights," below) and Canaima Gold Corporation (see "Miscellaneous," below). Interest is at 10% per annum compounded monthly. All principal and accrued interest is due and payable August 1, 2000. See "Management's Discussion and Analysis" and "Security Ownership of Certain Beneficial Owners and Management."

         - $300,000 note to John J. Grace IRA Rollover Account dated March 5, 1999, secured by a deed of trust as well as Chartwell's security investments in Chartwell Automotive Group, Inc. (a dormant wholly owned subsidiary), College Bound Student Alliance, Inc. (see below), Prentice Capital, Inc. (see "Utah Gypsum Mining Claims and Rights," below) and Canaima Gold Corporation (see "Miscellaneous," below). Interest is at 10% per annum compounded monthly. All principal and interest is due and payable August 1, 2000. See Management's Discussion and Analysis" and "Security Ownership of Certain Beneficial Owners and Management."

         - $130,000 note to John J. Grace IRA Rollover Account dated March 5, 1999, secured by a deed of trust as well as Chartwell's security investments in Chartwell Automotive Group, Inc. (a dormant wholly owned subsidiary), College Bound Student Alliance, Inc. (see below), Prentice Capital, Inc. (see "Utah Gypsum Mining Claims and Rights," below) and Canaima Gold Corporation (see "Miscellaneous," below). Interest is at 10% per annum compounded monthly. All principal and interest is due and payable August 1, 2000. See "Management's Discussion and Analysis" and "Security Ownership of Certain Beneficial Owners and Management."

         - $14,362.69 note to Burg, Simpson, Eldredge & Hersh, P.C., an unaffiliated third party, dated November 23, 1998, secured by a deed of trust. $10,000 of principal was paid on this note April 23, 1999, $1,000 was paid November 2, 1999, and another $1,000 is due December 1, 1999. Interest is at 12% per annum. All principal and accrued interest is due upon the earlier of the following (i) the sale of the Ramona property or (ii) (by amendment) January 1, 2000.

         - An obligation to the seller of the property as follows: "Within 90 days of completion and full County approval of the Final Map and platting of all lots, Chartwell shall convey title by special warranty deed, free of all encumbrances to Poway [Partners, a California general partnership] of lots equivalent in value to $250,000.00." Because the Final Map and platting was not done by November 25, 1999, the contract involved secondary collateral in the form of a two-year option to purchase 333,333 shares in another company held by Chartwell (College Bound Student Alliance, Inc. f/k/a SportsStar Marketing, Inc.) at $.75 per share (such shares are in escrow). The shares of the other company currently trade at about half the option exercise price. Chartwell has the right at any time to repurchase these options for $350,000 but has no current plans to do so. In addition, no work has commenced on the Final Map and platting and Chartwell has no current plans to map and plat the property prior to sale. The agreement does not specify what is to happen upon sale of the whole tract without the final mapping and platting.

NATIONAL COLLEGE RECRUITING ASSOCIATION, INC.

         National College Recruiting Association, Inc. ("NCRA") is a California corporation that was formed in November, 1991. Chartwell purchased all of the outstanding stock of NCRA in May, 1995. The purchase price was valued at $2,120,000 and consisted of cash, promissory notes and stock in Chartwell. Subsequent to the purchase, the parties settled litigation that resulted in cancellation of the promissory notes and return of a portion of the stock to Chartwell. The litigation settlement was treated in the fiscal 1996 financial statements as a gain of $1,277,555.

         NCRA owns the rights to a program to promote high school athletes to colleges in the pursuit of scholarship money for the athletes. The program's principal method of promotion is through area consultants who act as promotional agents for the athletes (some of whom are franchised) and through publication of a quarterly magazine, "BlueChip Illustrated." "BlueChip Illustrated" lists many high school athletes in several sports and highlights the enhanced profiles

(often with photographs) of athletes who have paid for the enhanced profile. Athletes also pay for the services of the promotional services of area consultants. College coaches are the typical subscribers of "BlueChip Illustrated."

         In June, 1997, NCRA licensed its program and assigned all its business operations, including all data banks, technology, publishing rights and franchises, to College Bound Student Alliance, Inc. ("CBSA", formerly known as SportsStar Marketing, Inc.), a Colorado corporation formed and then wholly owned by Chartwell as described below. The terms of the licensing agreement are fully described in the following section, "College Bound Student Alliance, Inc. - General." In addition, NCRA shares its office space with CBSA on a rent free basis. Other than its licensing revenue, NCRA is inactive and has no paid employees. All operational details of NCRA's former business including the granting of, areas covered by, training provided to and pricing for franchises are determined by CBSA.


         NCRA has overlapping officers and directors with Chartwell as follows:

         - Janice A. Jones, Ph.D. is Chief Executive Officer and a director of Chartwell as well as President and a director of NCRA.

         - Ms. Alice Gluckman is Secretary, Treasurer and a director of Chartwell as well as Secretary, Treasurer and a director of NCRA.

         INTELLECTUAL PROPERTY

         NCRA has a trademark for "BlueChip Illustrated" registered with the U.S. Patent and Trademark Office in the class of paper goods and printed matter. NCRA also has a service mark for its NCRA logo registered with the same office. The logo consists of the NCRA initials over the words "NATIONAL COLLEGE RECRUITING ASSOCIATION" and flanked by the silhouettes of two persons in college graduation dress.

COLLEGE BOUND STUDENT ALLIANCE, INC.

         GENERAL

         Chartwell currently holds approximately 47% (approximately 8,200,000 shares) of College Bound Student Alliance, Inc. ("CBSA"). CBSA was incorporated in the State of Colorado on July 15, 1993, under the name Winter Park Ventures, Inc. and acquired by the Company in 1996 through purchase of 100% of its outstanding stock from its sole shareholder, for $600. On April 22, 1997, Winter Park Ventures, Inc. changed its name to SportsStar Marketing, Inc. and on July 15, 1999, changed its name to College Bound Student Alliance, Inc. CBSA common stock is traded under the symbol "GRAD" on the Over The Counter Bulletin Board operated by the National Association of Securities Dealers, Inc. CBSA is not currently a reporting company under the Securities Exchange Act of 1934, but plans to file a Form 10-SB with the SEC to become a reporting company in the near future. Current information on CBSA is provided to the marketplace for its stock pursuant to the SEC's Rule 15c2-11. Chartwell may continue to reduce its interest in CBSA if Chartwell's cash requirements make such liquidation prudent. See Financial Statements and "Management's Discussion and Analysis."

         CBSA is a development-stage company with a staff of consultants nationwide who represent high school students and student-athletes seeking financial, informational, recruiting and admissions assistance to attend college. In June, 1997, CBSA licensed its data banks, technology, publishing rights and franchises from NCRA (see "National College Recruiting Association, Inc." above). The term of the Agreement is for a 5-year period, with unlimited 5-year renewals under the same terms and conditions. As consideration for the license, CBSA paid NCRA an initial payment of $150,000 and is obligated to pay 2.5% of the gross revenues realized from the business operations of CBSA. An additional $50,000 will be due and payable to NCRA out of any proceeds realized from an offering of up to $1,000,000 of CBSA common stock being conducted by that company (currently in registration with the state of Nevada under Rule 504 of Regulation D promulgated by the SEC) and $50,000 will be due from proceeds received in subsequent fundings or from future operations of CBSA. CBSA's current plans are to seek a total of $5-10 million in additional financing from both the debt and equity markets. There can be no assurance that CBSA's current offering or future financing will be successful.

         In April, 1999, CBSA acquired College Bound Student Athletes, Inc. ("Athletes"), Milwaukee, Wisconsin (The name of this company, "College Bound Student ATHLETES, Inc." should not be confused with Chartwell's minority-owned subsidiary, "College Bound Student ALLIANCE, Inc."). This acquisition was accounted for as an acquisition. Athletes, formerly a direct competitor of CBSA, was in the college recruiting business for approximately 10 years. Athletes had approximately 200 sales personnel; generated revenues between $1.8 and $2.2 million per year over the last 3 years; and had been profitable in its business operations. To date, Athletes has served and assisted over 18,000 students with their collegiate goals in over 43 states and 10 countries. Students assisted by Athletes have received financial assistance packages aggregating over $170,000,000. The joint resources of the CBSA and Athletes is expected to greatly enhance CBSA's ability to expand aggressively in the student financial aid market.

         MANAGEMENT SERVICES AGREEMENT

         In February, 1999, CBSA entered into a Management Services Agreement with Chartwell under which Chartwell provides certain accounting, financial and management services and personnel to CBSA on an as-needed basis in exchange for $7,500 per month. Pursuant to the terms of the Agreement, when CBSA's revenues exceed $4,000,000 per year, the monthly fee will be increased to 2 1/2% of total revenues. In addition, all out-of-pocket expenses incurred by Chartwell on behalf of the CBSA are reimbursed. Under this agreement, CBSA currently owes Chartwell $75,210.

         CBSA'S MARKET

         The market for CBSA's services in assisting students to gain entrance into colleges, is very large and is growing rapidly. According to the above mentioned services, each year approximately 1.9 million high school graduates enroll at a college or university, and approximately 80% of those graduates seek some kind of financial aid. There are 3.8 million new students entering high school each year, and this number is expected to increase to 5.5 million entrants over the next decade.

         CBSA currently serves three distinct markets of students seeking financial aid: academic, fine arts and athletic. CBSA's primary method is to repeatedly expose the talents and ability levels (the "student profile") of high school students to those schools in the United States and Canada that they qualify to attend. This exposure, along with CBSA's guidance, brings students higher levels of collegiate recruitment opportunities. The goal is for the students to gain entrance into colleges that are not only "right" for them, but also present them with many financial assistance opportunities to subsidize the costs of their education.

         CBSA has achieved success in securing letters of interest, admissions, or financial aid for all of its students. While not always obtaining partial or full scholarships for all of its students, CBSA has always obtained recruiting interest and has over a 92% customer satisfaction rate with its clients, as determined by regular mailings to clients.

         CBSA'S RECENT ACQUISITION ANNOUNCEMENT

         On August 23, 1999, CBSA announced that it had signed a binding letter of intent to acquire College Management Resource, Inc. d/b/a College Financial Aid Services of America ("CFASA"). In a press release dated December 14, 1999, CBSA announced they curtailed the acquisition plans based on philosophical differences.

         EMPLOYEES AND MANAGEMENT OF CBSA

         CBSA has a total of 6 employees (5 full-time) in its Denver offices and a total of 12 employees (all full-time) at its offices in Wisconsin. In addition, CBSA has over 200 independent sales consultants located throughout the country.

         CBSA's Chief Executive Officer is Jerome M. Lapin, who was also appointed as Director on September 1, 1999. From January, 1994, to July, 1999, Mr. Lapin was President, CEO and Chairman of the Board of Directors of American Coin Merchandising Corporation, a publicly traded company, (symbol ACMI). Mr. Lapin was a co-founder of International House of Pancakes.

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         RICHARD N. NEWTON has been the Chairman of the Board of Directors of
CBSA since April, 1999. From November, 1996 to March, 1999, he was Director of Corporate Finance Services at American Express Co. From April, 1990, to October, 1996, he was CEO of Systems Science Institute.

         KEVIN GEMAS has been the President and Chief Operating Officer of CBSA since April, 1999. From January, 1991 to April, 1999, he was President of College Bound Student Athletes, Inc., which he founded and operated and which was acquired by CBSA in April, 1999.

         CBSA and Chartwell have overlapping management as follows: Janice A. Jones, Ph.D. is Corporate Secretary, Treasurer and a Director of CBSA as well as Chief Executive Officer and a Director of Chartwell; William R. Willard is a Director of CBSA and Chartwell as well as a paid consultant to each company. See "Directors and Executive Officers, Promoters and Control Persons." CBSA has four Directors, the other two of whom are otherwise unaffiliated with Chartwell or NCRA.

         EXECUTIVE OFFICES

         CBSA's executive offices are located at 5270-5275 DTC Parkway, Suite 110, Englewood, Colorado 80111. CBSA leases approximately 4,000 sq. ft. of office space from Chartwell at a monthly rental rate of $4,121. The term of the lease is until July 1, 2000, at which time CBSA intends to renegotiate the lease term with Chartwell. The current monthly rental rate is competitive with comparable office space in the area. See "Certain Transactions".

UTAH GYPSUM MINING CLAIMS AND RIGHTS


         In April, 1985, Chartwell entered into an agreement with Milton R. Pollard and Central Pacific Assurance Limited ("Central") to have the right to mine a specified quantity of gypsum from the Riverview Placer Claims 1 through 9 on Bureau of Land Management land near St. George, Utah. Central has represented that it received its rights to mine "ten million tons of high grade gypsum" by assignment from Transamerican Minerals, Ltd. This agreement expires January 4, 2001. There is no assurance, however, that a commercially viable mineral deposit exists on any of our properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. The mining rights were acquired in exchange for the issuance of an 8% convertible debenture in the amount of $42,300; 1,080,000 shares of Chartwell common stock valued at $472,500 and 150,000 shares of Chartwell Series B Preferred Stock valued at $10.00 per share (converted to 3,000,000 shares of Common Stock in 1995). As part of the agreement, an outside party TransAmerican Minerals, Ltd. has royalty rights of 25% of net mining profits (selling price less expenses to mine) or $1.00 per ton of materials, whichever is greater. To protect its interest in this property, the Company re-staked and re-filed the claims in its own name in 1993 and renamed them as "New Riverview Claims" 1 through 12. The property underlying the New Riverview Claims 1 through 9 is believed to be (and was intended to be) identical to the property underlying the Riverview Placer claims 1 through 9. New Riverview Claims 10, 11 and 12 adjoin New Riverview Claims 1 through 9. Because the original mining interest was contractual with the original lessee, re-staking and re-filing the claims protects Chartwell's rights to mine a property in the case where the original lessee abandons his prior claim to the property. Chartwell entered into a secondary claim to the properties, in order to ensure the right to mine any abandoned property if another party filed a claim to the property prior to any claim being made by Chartwell. The Company's ability to mine the gypsum will be dependent on the results of further exploration and evaluation as to the economic and legal feasibility, and a determination that commercially viable mineral deposits exist.



         In January, 1993, the Company purchased rights from Central Pacific Assurance Limited to mine a specified quantity of gypsum from the same claims in exchange for $1,500,000 in the form of 150,000 shares of Chartwell's Series B Preferred stock (since converted to Common Stock). This agreement expires January 4, 2001. The Company's ability to mine the gypsum will be dependent on the results of further exploration and evaluation as to the economic and legal feasibility, and a determination that commercially viable mineral deposits exist.



         The BLM accepts the payment by Chartwell of the annual maintenance fee ($2,100) for the twelve New Riverview Claims. As to the Riverview Placer Claims, the BLM has most recently responded that, "After reviewing our records, the Riverview [Placer Claims] 1-3 and Riverview [Placer Claims] 5-6 were closed by Bureau of Land Management Decision dated June 17, 1994." The BLM goes on to say, "Furthermore, the 1999 maintenance fees were already paid for the Riverview [Placer claims] 4 and the Riverview [Placer Claims] 7-9 mining claims . . . by Western Gypsum, Inc." As a result of additional investigation, Chartwell has concluded that because of its earlier re-staking and re-filing of the claims in its own name, it owns mining claims to the property covered by the New Riverview Claims 1, 2, 3, 5 and 6 (formerly named

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"Riverview Placer Claims 1, 2, 3, 5 and 6") and New Riverview Claims 10, 11
and 12. It also has contractual mining rights for mining gypsum in the property covered by Riverview Placer Claims 4, 7, 8 and 9 currently owned and maintained by Western Gypsum, Inc. The Company's ability to mine the gypsum will be dependent on the results of further exploration and evaluation as to the economic and legal feasibility, and a determination that commercially viable mineral deposits exist. Chartwell does not know specifically when Western Gypsum, Inc. became the successor in interest to the original claimant, Transamerican Minerals, Ltd. Chartwell is unaware of any additional federal mining claims on the property.



         Gypsum is the commercial or generic name for calcium sulfate. Chartwell has only a brief description of the geology on the properties which is insufficient to indicate whether there should be any distinction between the quality and value of the gypsum in (a) the property on which Chartwell has mining rights and (b) the property on which Chartwell has mining claims. In addition, estimates of gypsum reserves would require detailed studies including a mining plan, a list of types of required equipment, mining methods, and extensive drill sampling of the geology on the properties. Chartwell has no present plans to engage in such detailed studies. Also, the Company has not yet established reserves for the gypsum properties.



         The claims and rights have been available for sale since July, 1998, although the Company has not committed to a plan to dispose of the property. The Company would sell the property for an amount substantially in excess of its carrying value in the balance sheet, which is approximately $2 million. In July 1998, there was a cancellation of an exploration agreement with Prentice Capital, Inc., an unaffiliated third party that had contracted to purchase and explore the claims. (The cancellation was due to the exploration company's inability to secure financing and was effectively a rescission of the earlier exploration agreement, except that Chartwell and the broker involved in the transaction retained a portion of the purchase price - approximately 140,000 and 30,000 shares, respectively, of the exploration company's common stock which currently has no market value.) Chartwell would also consider a joint venture exploration of the claims and rights. The Company, however, has no present plans to be the lead exploration company of the claims and rights or to explore the claims and rights by itself. Although the Company has had recent inquiries regarding the claims and rights, no discussions have resulted in, or presently indicate the likelihood of, any purchase or joint venture proposals.


COMPANY'S ACQUISITION OBJECTIVES

         The Company's long-term strategy is to dispose of or develop most of its existing assets in an orderly manner and to pursue an acquisition or merger with one or more private companies. The Company's objective is to acquire profitable operating companies or companies with extraordinary potential in transactions that would not result in a change of control of the Company. The Company has had early discussions with one potential acquisition candidate, but terms have not yet been established or agreed upon and there is no assurance that this acquisition will be completed.

MISCELLANEOUS

         During 1994 the Company made various investments in gold mining concessions in the State of Bolivar in Southeastern Venezuela. These investments were made through Canaima Gold Corporation A.V.V., an 85% owned subsidiary incorporated in Aruba. Canaima has no significant assets other than the gold mining concessions. Chartwell's investment was in the form of the issuance of 60,000 shares of Series C Preferred Stock then valued at $600,000. Due to the difficulty the Company has experienced in engaging an operator for the property and what it views as an unstable political situation in Venezuela, the Company has written down the value of the concessions to $45,000. Although the Company's current plans are to eventually sell any interest it has in the concessions, it has not been actively pursuing the matter.

         Chartwell has four dormant wholly owned subsidiaries for which it has no current plans.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

         OPERATIONS AND LIQUIDITY

         The Company's primary focus over the last three years has been on organizing, recruiting personnel, acquiring a competitor, and expanding the business of its 47% owned entity, College Bound Student Alliance, Inc. ("CBSA"). The Company plans to continue to perform these services for CBSA as needed.

         During the year ended July 31, 1999, the Company's ownership interest in CBSA decreased below 50%, which required the Company to change its accounting for CBSA from consolidation to the equity method of accounting, effective August 1, 1998.

         In addition the Company's real estate holdings in San Diego County, California and its gypsum deposits in St. George, Utah are available for sale at prices substantially in excess of their carrying values, although the Company has not committed to a plan to dispose of either. The Company would also consider entering into a joint venture to develop either property.

         The Company also plans to seek acquisition candidates during the next 12 months with emphasis on profitable operating companies or companies with promising products. The Company expects to finance any acquisitions by issuing debt to the sellers, the issuance of equity securities, raising independent financing for the transactions, or a combination of these sources.

         In addition, the Company believes it could raise cash, if necessary, by committing to a plan to dispose of or joint venturing its land and mineral properties. There is no assurance that the Company would be successful in selling or joint venturing these properties.

         The Company will also continue to receive license fees and management fees from CBSA. The Company anticipates that CBSA will continue to grow and be successful in fiscal 2000, and accordingly, the Company believes that it will earn increased license fee income and that the market value of its investment in CBSA will increase.

         The Company expects to meet its cash requirements over the next 12 months as it has over the last 3 years, either through borrowings from related parties and third parties or by selling portions of its securities of CBSA.

         The Company has maintained low cash balances and has historically had limited liquidity and little or no cash reserves. The Company has met its cash requirements principally through borrowings from related parties and third parties and by selling portions of its securities of CBSA. Also, the Company has been able to make payments of various liabilities by conveying shares of its CBSA stock to third parties and also to related parties, which indirectly contributes to cash flow.

         The Company also receives management fees of $7,500 per month from CBSA and also license fees, which have not been significant to date. The Company believes that CBSA will continue to grow and that such license fees will increase in the future and contribute to cash flow of the Company.

         At July 31, 1999, the Company's working capital ratio was 0.5 to 1 based on current assets of $149,217 and current liabilities of $293,242. At July 31, 1998, the Company's working capital ratio was 0.7 to 1 based on current assets of $352,678 and current liabilities of $532,395. At July 31, 1998, the assets and liabilities of CBSA were included in the balance sheet on a consolidated basis. Without the CBSA assets and liabilities, the Company's working capital ratio at July 31, 1998 would have been 0.2 to 1, based on current assets of $100,666 and current liabilities of $470,919. The improvement in working capital ratio, as adjusted to 0.2 to 1 July 31, 1998 to 0.5 to 1 at July 31, 1999, resulted primarily from the use of some of the Company's CBSA stock to pay current liabilites and from the settlement of disputed legal services.

         In the statement of cash flows, net cash (used) in operations was $(528,118) in fiscal 1999 and $(955,496) in fiscal 1998. In each year, the Company had gains from disposal of portions of its CBSA securities, which did not directly contribute to cash flows because most of the disposals consisted of payments of operating liabilities and amounts owed pursuant to borrowings. Further, the Company used the CBSA stock to pay for an array of services. Also, the amount for fiscal 1998 includes cash (used) in operations by CBSA of approximately $(470,000), which was accounted for by consolidation. In fiscal 1999, the CBSA investment was accounted for by the equity method.

         The Company had negative cash flow from operating activities because the Company did not have any operating businesses that generated revenue except for CBSA, which was consolidated in fiscal 1998, which was still in a formative stage with negative cash flow. In fiscal 1999, the Company did not have any operating revenue. The only revenue in fiscal 1999 consisted of management fees and royalties from CBSA. The effect of the negative operating cash flow will be that until the Company can acquire or develop operating businesses that generate positive cash flow, the Company will be dependent for its cash needs on financing by loans from third parties and related parties and on proceeds from sales of its common stock held in CBSA.

         In fiscal 1999 and 1988, the Company had net cash provided by investing activities of $147,898 and $112,906, respectively. In each case, the amount consisted of stock of CBSA owned by the Company that was sold for cash to unknown third parties in the open market through brokers.

         In fiscal 1999 and 1988, the Company had net cash provided by financing activities of $217,279 and $976,718, respectively. In each fiscal year, the Company had net borrowings of approximately $100,000 from both related parties and third parties. The amount for fiscal 1998 included net proceeds of $745,000 from the sale of newly issued shares of CBSA common stock, which was a consolidated subsidiary in fiscal 1998, in a public offering.

         The Company's current cash requirements are approximately $20,000 per month for payment of current obligations and operating expenses. The Company expects to be able to meet these requirements by cash available from management fees of $7,500 per month due from CBSA, license fees, sales of its securities of CBSA, and borrowings from related or third parties. The Company has no commitments for capital expenditures through July 31, 2000 and does not expect any capital expenditures for which it is not already committed during that period. The payment terms with respect to the management fees from CBSA are not specified. However, the Company expects such fees to be paid within 30 days after each month end. The Company has temporarily granted deferrals of payment to CBSA to enable CBSA to have more working capital available and expects current payments to resume within 90 to 120 days from January 1, 2000. The impact of this temporary deferral could be that the Company will have to depend more for its cash requirements on financing by loans from third parties and related parties and on proceeds from sales of its common stock held in CBSA.

         The Company's holdings in CBSA amount to approximately $2,700,000 based on the July 30, 1999 public trading price. Of the Company's holdings of approximately 8,200,000 shares of CBSA common stock, approximately 5,800,000 are subject to option, pledge, collateral or other agreements. Thus, the Company had approximately 2,400,000 shares of CBSA that could be sold at July 31, 1999.

         The Company's holdings of approximately 8,200,000 shares of CBSA common stock had a value of approximately $2,700,000 based on the closing market price of $.33 per share on July 31, 1999 of CBSA common stock in public trading. Based on the last trading price of $.27 per share of CBSA common stock in public trading on November 18, 1999, the value of the Company's holdings of CBSA common stock was approximately $2,200,000. The shares of CBSA owned by the Company are not registered for public trading and are subject to resale restrictions and therefor the Company may not be able to realize the full amount of this value upon resale.

         However, there can be no assurance that adequate funds from any source will continue to be available on terms acceptable to the Company.

         ANALYSIS OF STATEMENT OF OPERATIONS

         Management and license fee revenue increased from zero in fiscal 1998 to $90,989 in fiscal 1999 primarily as a result of management fees earned by the Company from CBSA. In fiscal 1998, the Company earned management and license fees of $10,500 from CBSA, which were eliminated in consolidation. The Company expects management and license fee revenue to continue at this higher level.
The entire amount of revenue of $90,989 for the year ended July 31, 1999 was earned from CBSA, a related party.

         General and administrative expenses decreased to $278,447 in fiscal 1999 from $1,626,249 in fiscal 1998. The fiscal 1998 amount included $826,339 for CBSA, which was consolidated in fiscal 1998 but not in fiscal 1999. In fiscal 1998, the Company's travel expenses and legal expenses were higher than in fiscal 1999 by approximately $142,000 and $97,000, respectively. Travel expenses were higher in fiscal 1998 as a result of significantly more activity regarding investigation of potential acquisition candidates. Legal expenses were lower in fiscal 1999 primarily as a result of a settlement of legal services for $77,000 less than had been recorded as a liability in fiscal 1997 and fiscal 1996. Two other factors accounted for most of the remaining difference. First, in fiscal 1998, the Company settled a dispute with a third party, which increased fiscal 1998 expenses by approximately $154,000. Secondly, in fiscal 1999, general and administrative expenses were reduced by approximately $65,000 as a result of the reversal of certain liabilities of NCRA that had been established in prior years. The Company determined that payment of these will not be necessary. The Company expects fiscal 2000 general and administrative expenses to be in the range of $270,000.

         Depreciation and amortization expense was $134,692 in fiscal 1998 and $119,929 fiscal 1999. The Company did not add any significant new depreciable or amortizable assets in either fiscal year. The reduction was attributable to $6,056 of depreciation and amortization in fiscal 1998 for CBSA, and to the write-off of the cumulative effect of the accounting change for organization costs at August 1, 1998, which had the effect of reducing fiscal 1999 depreciation and amortization by $8,734.

         Gains on sales of stock related to sales of CBSA shares owned by the Company and totaled $1,012,794 in fiscal 1998 and $370,113 in fiscal 1999. The primary reason for the lower gain in fiscal 1999 was that the Company sold less shares in fiscal 1999 (901,650 shares) than in fiscal 1998 (2,664,117 shares).

         The Company reported a gain on its interest in CBSA in fiscal 1998 as a result of an increase in its proportionate interest in the net assets of CBSA after the completion of a public offering in which CBSA realized net cash proceeds of $745,000. The Company believes that such gains may also be realized in the future, including with respect to a 504 offering of up to $1,000,000, which has been approved by the State of Nevada Securities Division and was announced by the Company on November 10, 1999.

         The Company's share of net loss of CBSA on the equity method was $207,386 in fiscal 1999. The Company discontinued recognizing its share of CBSA losses in fiscal 1999 when the recognition of losses resulted in the Company's investment in CBSA being reduced to a zero balance.

         Interest expense decreased from $138,979 in fiscal 1998 to $95,484 in fiscal 1999 primarily as a result of the waiver of interest accrued during fiscal 1999 by a related party., and the inclusion of net interest expense of $9,204 by CBSA.

         YEAR 2000 COMPLIANCE

         The Year 2000 issue is the result of computer systems that use two digits rather than four to define the applicable year that may prevent such systems from accurately processing dates ending in the year 2000 and after. This could result in system failures or in miscalculations causing disruption of operations, including, but not limited to, an inability to process transactions, to send and receive electronic data, or to engage in routine business activities and operations.

         Management has spoken to all management personnel at each of its businesses regarding each company's reliance on computer systems. Based upon these discussions, management believes that the Company does not have significant exposure to the Year 2000 issue. The businesses of Chartwell's associated companies do not rely on computer operations for conducting the significant parts of their business, and accordingly, the Company does not believe that their products and services involve any material year 2000 risks.

         The Company does not presently anticipate that the costs to address the Year 2000 issue will have a material adverse effect on the Company's financial condition, results of operations or liquidity due to the aforementioned factors. However, management has not performed a formal estimate of the costs for conversion of systems necessitated by the Year 2000 issue.

         The Company presently anticipates that it will complete its Year 2000 assessment and any necessary remediations by December 31, 1999. However, there can be no assurance that the Company will be successful in implementing its year 2000 remediation plan according to the anticipated schedule.

         The Company's operation does not depend on computer processing of third parties and, accordingly, the Company has not taken any measures to assess the readiness of third parties.

         The worst-case scenario related to the year 2000 issue would be a failure of the Company's computers to operate causing an inability to access Company accounting and textual data on the machines until the problem is resolved. Such information that would be difficult to recreate (e.g., accounting data) is sufficiently backed up and stored in a non-electronic format. Therefore, even in a worst-case scenario it is not anticipated that the year 2000 problems will have a material impact on the Company's internal operations.

ITEM 3.  DESCRIPTION OF PROPERTY

         The Company operates from its office in Englewood, Colorado. The Company leases its office space pursuant to a lease that expires July 31, 2000. Lease payments are $5,270 per month, of which $4,121 per month is paid by College Bound Student Alliance, Inc. with whom Chartwell and National College Recruiting Association, Inc. (Chartwell's wholly owned subsidiary) share the space. See "Description of Business - Ramona, California, Property" and "Description of Business - Utah Gypsum Mining Claims" for a description of additional properties. The Company believes its facilities are adequate to meet current business needs and that its properties are adequately covered by insurance.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of September 9, 1999, the number and percentage of outstanding shares of Company Common Stock owned by (i) each person known to the Company to beneficially own more than 5% of its outstanding Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all executive officers and directors as a group. The following calculations are made according to the rules of the SEC. Share ownership is deemed to include all shares that may be acquired through the exercise or conversion of any other security immediately or within the next sixty days. Such shares that may be so acquired are also deemed outstanding for purposes of calculating the percentage of ownership for that individual or any group of which that individual is a member. Shares outstanding were determined as of July 31, 1999.


NAME AND ADDRESS OF         PERCENTAGE OF             NUMBER OF SHARES OF COMMON
BENEFICIAL OWNER              OWNERSHIP                STOCK BENEFICIALLY OWNED
Janice A. Jones, Ph.D. (1)         48%                         39,080,841(2)
5275 DTC Parkway, No. 110
Denver, CO 80111

William R. Willard                  *                             60,000
356 Playa Del Norte, No. 2
La Jolla, CA 92037

Barry M. Goldwater, Jr.             *                            200,000
3104 East Camelback Rd., No. 274
Phoenix, AZ 85016

John J. Grace (1)(3)               11%                         7,280,689
5275 DTC Parkway, No. 110
Denver, CO 80111

K.T. Mao (4)                        8%                         5,458,794
2676 East Easter Ave.
Littleton, CO 80122

Jennifer Mao Jones Trust (5)        7%                         4,000,000
c/o Janice Jones
5275 DTC Parkway, No. 110
Denver, CO 80111

Justin Mao Jones Trust (5)          7%                         4,000,000
c/o Janice Jones
5275 DTC Parkway, No. 110


                                      12


Denver, CO 80111

All executive officers and         49%                        39,340,841
directors as a group (2)(6)
(4 persons)

*        Indicates ownership of less than one percent.

(1) Dr. Jones and Mr. Grace are husband and wife. Each disclaims beneficial ownership of shares owed individually by the other. They have no joint ownership of any shares.

(2) Includes shares owned by the following entities that are 100% owned and controlled by Dr. Jones: Family Jewels II Limited Partnership, Jones Family Limited Partnership II, The Chartwell Group, Inc., and East West Trust. Also includes 18,996,790 shares that may be acquired through the exercise of options or the conversion of Series A Preferred Stock or Series B Preferred Stock. Also includes 1,500,000 shares that may be purchased pursuant to warrants that Dr. Jones is to receive from K.T. Mao pursuant to a contractual obligation. Also includes 960,000 shares in the children's trusts listed below in the table.


(3) Includes 5,000,000 shares that may be acquired through the exercise of options.

(4) Mr. Mao is the former husband of Dr. Jones. Includes 4,000,000 shares that may be acquired through the exercise of warrants. Includes 1,500,000 shares that may be purchased pursuant to warrants that Mr. Mao is obligated to convey to Dr. Jones Mao pursuant to a contract.

(5) Trusts for the benefit of the children of Dr. Jones and Mr. Mao. Dr. Jones' mother, Dorothy Jones, is the sole trustee as to trusts owning 3,520,000 for the benefit of each child. Dr. Jones is the sole trustee as to the trusts owning 480,000 shares for each child. Dr. Jones disclaims beneficial interest in the children's trusts in which Dorothy Jones is trustee.

(6) Alice Gluckman, an executive officer and Director, has no beneficial ownership in any shares of the Company.


NAME AND ADDRESS OF         PERCENTAGE OF             NUMBER OF SHARES OF SERIES
BENEFICIAL OWNER              OWNERSHIP                A PREFERRED BENEFICIALLY
                                                                 OWNED (1)
Janice A. Jones, Ph.D.            92%                           550,000 (2)
5275 DTC Parkway, No. 110
Denver, CO 80111

R. Bradford                        8%                            50,000
45 Sunshine Ave.
Sausalito, CA 94965

All executive officers and        92%                           550,000
directors as a group
(4 persons)


(1) Each share of Series A Preferred Stock is convertible into one share of Common Stock.

(2) Includes 250,000 shares owned by East West Trust that is owned and controlled by Dr. Jones.


NAME AND ADDRESS OF         PERCENTAGE OF             NUMBER OF SHARES OF SERIES
BENEFICIAL OWNER              OWNERSHIP                B PREFERRED BENEFICIALLY
                                                                 OWNED (1)
Janice A. Jones, Ph.D.             17%                           5,000
5275 DTC Parkway, No. 110
Denver, CO 80111

ITEX Corporation (2)               83%                          25,000
One Lincoln Center
P.O. Box2309
Portland, OR 97208

All executive officers and         17%                           5,000
directors as a group
(4 persons)


(1) Each share of Series B Preferred Stock is convertible into twenty shares of Common Stock.


(2) Itex Corporation is a widely held public company.


         The Company currently has no information as to the beneficial ownership of its Series C Preferred Stock, of which 42,412 shares are outstanding. Each share of Series C Preferred Stock is convertible into ten shares of Common Stock. No executive officers or directors own any Series C Preferred Stock.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Pursuant to the Company's Certificate of Incorporation and its By-Laws, the members of the Board of Directors serve for one-year terms. The Company's directors and executive officers are:


Name                               Age                          Position
Janice A. Jones, Ph.D.             51                      Chair of the Board,
                                                           Chief Executive
                                                           Officer, Director

Alice M. Gluckman                  54                      Secretary, Treasurer,
                                                           Director

William R. Willard                 57                      Director

Barry M. Goldwater, Jr.            61                      Director


         JANICE A. JONES, Ph.D. has been a Director of the Company since inception and Chair of the Board, President and Treasurer since August, 1990. Her positions with the Company have been her full time occupation since 1990. Dr. Jones is also a director and Secretary of College Bound Student Alliance, Inc., a publicly held company, and President and a director of National College Recruiting, Inc., both of which are affiliated with the Company as described above. In 1979 she formed, and continues to keep active, The Chartwell Group, Inc., an investment banking and financial relations firm serving emerging growth companies. Dr. Jones was engaged in investor relations for several companies from 1973 to 1982 including Cameron & Associates from 1976 to 1980. Dr. Jones holds Ph.D., 1980, and Masters, 1976, degrees in Social Sciences from Yeshiva University, and a B.A., 1973, from Hunter College. She received the Hunter College Hall of Fame Award in 1986.

         In June, 1995, Dr. Jones consented to the entry of an Order of the Commission relative to Cease and Desist Proceedings instituted by the SEC. Without admitting or denying the matters set forth therein, Dr. Jones was found to have failed to have failed for three years and two month to file a Schedule 13G or amendments thereto or to timely file Forms 3, 4 and 5 with respect to a public company of which she was an officer, director and greater than 5% shareholder.

         ALICE M. GLUCKMAN has been Secretary, Treasurer and a Director of the Company since June, 1993, and was Assistant Secretary of the Company prior to that time from September, 1991. Ms. Gluckman is also Secretary, Treasurer and a director of National College Recruiting Association, Inc., a company affiliated with Chartwell as described above. From June, 1997, to the present Ms. Gluckman has been Assistant to the Associate Director, Division of Educational Advancement and Innovation at Johns Hopkins University Institute for the Advancement of Youth (Programs for Gifted Youth), Los Angeles, CA. From January, 1997, to June, 1997, she was President and owner of A & J Enterprises, a secretarial business. From October, 1987 to 1994 Ms. Gluckman was Executive Secretary for Chartwell while it was principally engaged in the sports media business.

         Ms. Gluckman filed a Chapter 7 Petition in Bankruptcy, Central District of California, in 1998 under which debts were discharged in January, 1999.

         WILLIAM R. WILLARD has been a Director and consultant to the Company since April, 1997. Mr. Willard is actively involved with public offerings, private placements mergers and acquisitions and other corporate finance activities both domestically and internationally at Bridgestream Partners, L.L.C. since May, 1992, where he is Managing Partner and owns 100% of the membership interest. Prior to that time he formed Willard Capital Group Ltd. in 1988. Prior to forming Willard Capital Group Ltd., Mr. Willard was First Vice President in Corporate Finance for Bateman Eichler, Hill Richards, Inc. Mr. Willard has diverse experience at several other investment bankers, consulting firms and an advertising firm. Mr. Willard received his B.S. in Political Science and International Relations from the University of Wisconsin in 1965 and an M.B.A. in Finance and International Business from the University of Chicago, Graduate School of Business in 1971. He also attended the Sorbonne (Paris, France) where he received his Cour Practique certificate. He serves on the boards of directors of: College Bound Student Alliance, Inc. (a company affiliated with Chartwell as described above), Trans-Leasing International, Inc. (a reporting company under the Securities Exchange Act of 1934), IDAS Corporation, E-2000, Chick's Natural.

         BARRY M. GOLDWATER, JR. has been a Director of the Company since September, 1998. Since 1994 Mr. Goldwater has been a self-employed business consultant specializing in finance, management and government and political affairs. His consulting projects included acting as Director of Business Affairs for Hormel Enterprises (1994-96) among other engagements. From 1984 to 1993 he was a General Partner of Hambrose Leasing, Ltd. He was a Congressman from the State of Arizona from 1969 to 1984. Mr. Goldwater is active in many civic organizations including the Boy Scouts of America, Big Brothers of America and the National Wildlife Federation. Mr. Goldwater graduated from the University of Arizona in 1962 with a B.S. in Marketing and Management.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

         The Company maintains an officer and director liability insurance policy in the face amount of $1,000,000 in the aggregate ($30,000 or $100,000 max. per claim described below) underwritten by certain Underwriters at Loyd's London, England. The Correspondent issuing the certificate of insurance is HSBC Gibbs Limited, London, England. The annual premium is US$12,000 and expires April 29, 2000.

         The policy, among other things, states as follows:

"Underwriters shall pay on behalf of the Company for Loss sustained by the Company resulting from any Securities Action Claim first made during the Policy
Period against the Company for a Wrongful Act. . . . "Securities Action Claim"
means any judicial or administrative proceeding initiated against any of the Directors and Officers or the Company based upon, arising out of, or in any way involving the Securities Act of 1933, the Securities Exchange Act of 1934, rules or regulations of the Securities Exchange Commission under either or both Acts, similar securities laws or regulations of any state, or any common law relating to any transaction arising out of, involving, or relating to the sale of securities in which they may be subjected to a binding adjudication of liability for damages or other relief, including any appeal therefrom." The limits of this coverage are $100,000.

         The policy provides no coverage for each of the Directors and Officers personally. The amount by which the "Underwriters shall reimburse the Company for Loss which the Company pays as indemnification to any of the Officers and Directors resulting form any Claim first made during the Policy Period for a Wrongful Act" is limited to $30,000, except for a Securities Action Claim as described above.

         The policy excludes any "Claim brought about or contributed to in fact by any dishonest, fraudulent or criminal act or omission, or any personal profit or advantage gained by any of the Directors and Officers to which they were not legally entitled as established by a judgment or other final adjudication.

ITEM 6.  EXECUTIVE COMPENSATION

         The following tables contain compensation data for the Chief Executive Officer and other named executive officers of the Company for the fiscal year ended July 31, 1999:


                  Annual Compensation
                 ---------------------
Name                           Other
And                            Annual
Principal                      Compen-
Position         Salary  Bonus sation
Janice A.         $-0-   $-0-  $58,400(1)(2)
Jones, Ph.D.

Chair of
Board, CEO,
Director


(1) Dr. Jones receives 8,000 shares of CBSA restricted common stock per calendar quarter from CBSA as compensation to serve as Secretary and as a Director on CBSA's Board. The CBSA shares are valued at $.50 per share.

(2) Consists of: personal use of trade credits from barter exchanges of $22,000; payments by Company on life insurance policy of $20,400.

         No other executive officer of the Company or any of its subsidiaries receives an annual salary and bonus in excess of $100,000.

EMPLOYMENT ARRANGEMENTS

         Pursuant to September 1, 1999, resolutions of the Company's Board of Directors (subject to the expected final signature by the Company's three disinterested Directors), Dr. Jones is employed pursuant to an Employment Agreement that was originally entered into March 10, 1995. The terms of that agreement were ignored by both the Company and Dr. Jones because the Company had no significant funds or income with which to make the payments. In the September 1, 1999, resolution, however, Dr. Jones and the Company agreed to forego compensation obligations to Dr. Jones under the 1995 agreement through July 31, 1999, but reaffirmed it for the balance of its term commencing August 1, 1999. The agreement employs Dr. Jones as Executive President for a term of eight years and retains her as an advisor and consultant for life. Dr. Jones is not required to devote more than thirty hours in any month in her capacity as advisor and consultant to the Company. Compensation from Chartwell is to be at the rate of $5,000 per month for each company (other than its current holdings) from which Chartwell receives revenues on a cash basis. Total compensation for the first 12 months shall be no larger than $15,000 per month. Compensation shall increase to maximum $22,500 per month during the second 12 months and to maximum $30,000 per month during the following 72 months. Dr. Jones is to receive additional bonus compensation at the rate of 1% of the amount by which net profits (as defined) in any year exceed the net profits for the fiscal year ended July 15, [sic] 1995, plus 1/10 of 1% of the amount by which net sales (as defined) in any year exceed the net sales of the company for its fiscal year ending July 15, [sic] 1995. Further bonuses and stock options are at the discretion of the Board of Directors. (Terms for restricted stock options within the agreement itself were not specified.) During the period that Dr. Jones is engaged as an advisor and consultant to the Company, she is to receive office space comparable to that she has as the Executive President and no further compensation. Upon disability during the eight-year term of the agreement, Dr. Jones continues to receive full compensation. Upon death during the eight-year term of the agreement, her spouse or, if no spouse, her estate, is to receive two years of compensation over five years or in a lump sum, respectively. The September 1, 1999, resolutions provide Dr. Jones additional compensation as follows:

         - Personal use of trade credits from barter exchanges, including ITEX Corporation, BXI, Trade Bank International, and any other trade barter company, for the period March 10, 1995 through the end of the employment contract (initially March 10, 2003);

         - Life insurance payments of $1,700 per month and family health insurance through the employment term.

         - Conveyance of 7 1/2% interest in any acquisition made by the Company through her employment period, but excluding acquisitions made by CBSA.

         - A five year option to purchase 500,000 shares of the Company's CBSA common stock at $.30 per share with cashless exercise privileges.

         - Addition of the cashless exercise privileges to all other options on Company CBSA stock currently held by her.

The September 1, 1999, resolutions also provide Dr. Jones with $2,500 per month compensation commencing August 1, 1999, to serve as a Director of the Company.

         Pursuant to a letter agreement dated April 4, 1997, Mr. Willard is to be compensated at the rate of $2,000 per month payable quarterly in Chartwell restricted common stock "at $.10 per share for the first quarter and at market value for issuance thereafter." Market value is not defined in the letter agreement. The Company, however, has been paying Mr. Willard periodically with shares of CBSA at $.50 per share.

         Pursuant to a letter agreement with Mr. Goldwater dated September 24, 1998, in consideration for his first year of service as Director, he received a two year option to purchase 200,000 shares of Chartwell common stock at $.15 per share.

         Pursuant to various resolutions of the Company's Board of Directors, Ms. Gluckman receives $1,000 per month payable periodically (approximately once per year has been the past practice) in Chartwell restricted common stock, although the Company has paid this obligation periodically with shares of CBSA common stock at $.50 per share.

STOCK OPTIONS AND WARRANTS

                     AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1999
                               AND YEAR-END OPTION VALUES


                                               Number of
                                               Securities          Value of
                                               Underlying          Unexercised
                                               Unexercised         In-the-Money
                                               Options at          Options at
                                               FY 1999 End         FY 1999 End

                         Shares Acquired       Exercisable/        Exercisable/
Name                     on Exercised          Unexercisable       Unexercisable
Janice A. Jones, Ph.D.        -0-             18,596,790/-0-          $-0-/$-0-


(1) Computed based on the differences between the fair market value on July 31, 1999 and aggregate exercise prices. All exercise prices are $.10 per share.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Several of the following transactions involve shares of CBSA common stock owned by Chartwell. All such shares owned by Chartwell were acquired by the Company for a de minimus amount.

         On October 27, 1997, in consideration for the extension of additional credit to the Company of $100,000, John J. Grace, a consultant to the Company, was issued 350,000 shares of restricted Common Stock as compensation. These share were valued at $.01 per share. In addition, Mr. Grace was granted an option to purchase 2,000,000 shares of restricted Common Stock until November 11, 2000, at $.10 per share. These options were valued at a de minimus amount.

         On October 31, 1997, Janice A. Jones entered into an arrangement to convert $1,000,000 of the Company's debt to her into 2,000,000 of CBSA restricted common stock owned by the Company. The loan bears interest at 10% per annum. In addition, Dr. Jones forfeited "interest income on the debt converted provided that if at the end of one year from October 31, 1997, upon the sale of her stock she receives full payment for the debt in cash equivalents." In the event that the value of the CBSA stock on October 31, 1998, were not equal to $1,000,000 then she was to "be granted additional consideration, including accrued interest." Dr. Jones received 1,000,000 CBSA shares for the described conversion on October 31, 1997, and was allowed to maintain the 1,000,000 conversion in abeyance under a conversion option that was to expire July 31, 1998. See September 2, 1998, and June 7, 1999, transactions described below.

         On December 31, 1997, Janice A. Jones agreed to forgive $396,000 of the company's indebtedness to her; the related interest income due her on the underlying notes for the period from August 1, 1997, through December 31, 1997, to continue to be owing to her. The loan bears interest at 10% per annum.

         On April 2, 1998, John J. Grace, a consultant to the Company was issued 1,000,000 shares of restricted Common Stock for services rendered. These shares were valued at $.01 per share. On that date the Company also entered into an agreement to compensate Mr. Grace at the rate of $100,000 per year.

         On April 16, 1998, the Company issued 10,000 shares of CBSA restricted common stock to Alice M. Gluckman as compensation for Director and Treasurer services.

         On May 29, 1998, Janice A. Jones agreed to forgive $228,000 of the Company's indebtedness to her; the related interest income due her on the underlying notes for the period from August 1, 1997, through May 31, 1998, to continue to be owing to her. The loans bear interest at 10% per annum.

         On June 1, 1998, in consideration for extending the due dates on several loans owing by the Company to Janice A. Jones and entities that she owns and controls, the Company granted Dr. Jones an option to acquire 400,000 shares of CBSA common stock at the market price on July 31, 1998 ($.32), said options to expire July 31, 2003. The loans bear interest at 10% per annum. At that time and as part of the same transaction, the Company also granted an option to acquire 4,354,110 shares of Chartwell restricted common stock at $.10 per share until June 1, 2003, to an entity that is owned and controlled by Janice A. Jones. Another entity owned and controlled by Dr. Jones was granted similar options to acquire 3,062,680 shares of Chartwell restricted Common Stock. In addition, Dr. Jones was granted similar options to acquire 3,500,000 shares of Chartwell restricted Common Stock. All of these options replaced conversion features in the related convertible promissory notes. New notes were executed by the Company to Dr. Jones in the principal amount of $690,936 with simple interest at 10% per annum and due August 1, 2002, and with the original conversion features deleted. On that same date the Company granted John J. Grace options for 200,000 shares of CBSA common stock similar to those described above for extending the due dates on loans owed by the Company to him. These loans also bear interest at 10% per annum. Finally, the Company also granted to John
J. Grace a similar option to acquire 1,500,000 shares of Chartwell Common Stock.

         On July 31, 1998, 300,000 shares of restricted Series A Preferred Stock were issued to Family Jewels Ltd, Partnership II in conversion to equity of $300,000 in notes payable owed to the partnership. These loans were at interest of 10% per annum. The partnership is wholly owned by Janice A. Jones. These shares were valued at $300,000.

         On September 2, 1998, the Company adjusted the October 31, 1997, conversion rate set forth above with respect to the conversion into CBSA common stock of amounts owed to Janice A. Jones. Dr. Jones received an additional 500,000 shares of CBSA restricted common stock. In addition, interest was to "accrue from October 31, 1997, and continue to be an obligation of the Company until the cash value received by Dr. Jones reaches $500,000." Finally, Dr. Jones extended "the cash value due date from October 31, 1998, to April 30, 1999, at which time if the bid price of CBSA common stock was above $.50 per share on that date, "then no additional shares will be issued and interest accrued will cease." The additional shares were issued so that the total value equalled the value of the debt as determined by the public trading price at the subsequent date. The transaction was treated as an adjustment of the conversion rate. No accounting entry was made for the adjustment. The CBSA shares owned by Chartwell are carried at zero value.

         On September 15, 1998, the Company granted Barry M. Goldwater, Jr. an option to purchase 200,000 shares of Chartwell restricted Common stock until September 15, 2000, at $.15 per share in consideration for his services as a Director of the Company.

         On September 17, 1998, the Company agreed to William R. Willard's compensation in the form of CBSA common stock at the rate of $.50 per share through July 31, 1998, and authorized the payment of its board members for the second half of fiscal 1999 and fiscal 2000 "in either cash, stock, or a combination of the two depending on the cash position and needs of the Company."

         On March 5, 1999, John J. Grace, a consultant to the Company, was granted an option to purchase 1,500,000 shares of restricted Common Stock for five years at $.10 per share. The grant was in consideration of the extension of loans due from the Company to Mr. Grace, for the loan of $16,000 with interest at 10% per annum compounded monthly, and for deferral of payment of compensation due him for his services. These options were valued at a de minimus amount. The Company also granted Mr. Grace a second deed of trust on the Ramona, California, property and pledged 1,500,000 shares of CBSA common stock as additional security for his loans in satisfaction of part of the security granted to Mr. Grace pursuant to the terms of the original 1997 loan agreement. New promissory notes were prepared in the principal amount of $600,000 with interest at 10% per annum, compounded monthly.

         On May 31, 1999, Alice M. Gluckman received 17,000 shares of CBSA shares for "Director's Fees for the period July 16, 1998 through May 31, 1999. On that same date William R. Willard received 48,000 shares of CBSA common stock for "Director's Fees for the period April 4, 1998 through April 4, 1999."

         On June 7, 1999, the Company further adjusted the conversion rate with respect to transactions entered into with Janice A. Jones on October 31, 1997. On June 7, 1999, Dr. Jones waived the interest provision of the September 2, 1998, agreement. Dr. Jones was also issued 155,000 shares of CBSA restricted common stock in exchange for waiving any future adjustments under the conversion agreement. Finally, Dr. Jones was granted a 5 year option to purchase 200,000 shares of CBSA common stock at $.50 per share. The conversion option with respect to the "remaining $500,000 of Dr. Jones' (&/or her related entities) debt not yet converted" remained in effect. See discussion of September 2, 1998, transaction, above.

         On July 31, 1999, Janice A. Jones forgave $37,000 of the Company's principal obligation due her and the Company issued new note to Janice A. Jones in the principal amount of $143,554 replacing the old $180,554 note. The note's interest rate is 10% per annum.

         On September 1, 1999, the Company entered into its employment agreement with Janice A. Jones described in the Item 6 hereof. All prior compensation agreements with Dr. Jones that are reflected in various Board of Directors minutes were cancelled; Dr. Jones received no compensation under those arrangements. At that time Dr. Jones had accrued approximately $90,000 on her credit cards for the benefit of the Company on which the Company had been making monthly payments. Dr. Jones agreed to continue to be contingently liable on the credit card debt; forgave $137,461 interest on her notes due her through July 31, 1998 and $88,567 interest for the year ended July 31, 1999; and forgave $37,000 principal balance on her note due her as of July 31, 1999. The interest rates on the notes is 10% per annum.

         Janice A. Jones is paid by CBSA for services to that company as a director and Secretary. Dr. Jones' arrangements are described in Item 6, above. William R. Willard is paid by CBSA for services to that company as a director (8,000 shares of CBSA restricted common stock per quarter). John J. Grace also receives 8,000 shares of CBSA restricted common stock per quarter from CBSA for consulting services he renders to that company.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

         The Company is authorized to issue up to 90,000,000 shares of Common Stock, of which 60,272,512 shares are issued and outstanding as of July 31, 1999 and 29,502,910 shares are reserved for issuance pursuant to the exercise of outstanding options, warrants or convertible preferred stock. Holders of Common Stock have no cumulative voting rights, and, accordingly, the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of Common Stock have no preemptive or other rights to subscribe for shares.

PREFERRED STOCK

         The Company has 10,000,000 authorized preferred shares issuable in one or more series with rights and preferences as determined by the Board of Directors. As of July 31, 1999, the Board of Directors had authorized the following:

         - Series A Preferred Stock - 2,000,000 shares; par value $0.001 per share; non-cumulative dividend of $.30 per share prior to any dividend on the Common Stock and participating in any dividend on the Common Stock thereafter; liquidation preference of $.30 per share and participating with the Common Stock thereafter; identical voting rights with the Common Stock; convertible at any time into Common Stock on a one-to-one basis; and the conversion privilege is protected by an anti-dilution provision in the event the number of shares of Common Stock outstanding is changed through a stock split, reverse stock split, share dividend or other similar corporate action. The number of Series A Preferred shares outstanding as of July 31, 1999, was 600,000.

         - Series B Preferred Stock - 150,000 shares authorized; stated value $10.00 per share; "dividends rate, non-cumulative, of 0% in year one, 3% at end of year two of date of issue, 3% at end of year three, 4% at end of year 4, 5% at end of year 5 and 6% at the end of year six and each year thereafter"; liquidation preference of $10.00 per share before any payment shall be made in respect of the Company's Common Stock or junior stock and participating with the Common Stock thereafter; identical voting rights with the Common Stock; convertible at any time into twenty shares Common Stock; the conversion privilege is protected by an anti-dilution provision in the event the number of shares of Common Stock outstanding is changed through a stock split, reverse stock split, share dividend or other similar corporate action; and the stock is callable by the Company at 110% of stated value with 15 days written notice to the holders thereof. The number of Series A Preferred shares outstanding as of July 31, 1999, was 30,000.

         - Series C Preferred Stock - 300,000 shares authorized; stated value $10.00 per share; non-cumulative dividends, "pari passu with all other series or shares of preferred stock", before any dividend is paid on Common Stock and participating in any dividend on the Common Stock thereafter; liquidation preference "pari passu with all other series or shares of preferred stock" of $10.00 per share before any payment shall be made in respect of the Company's Common Stock or junior stock and participating with the Common Stock thereafter; identical voting rights with the Common Stock; convertible at any time commencing eighteen months after the date of issuance into ten shares Common Stock; and the conversion privilege is protected by an anti-dilution provision in the event the number of shares of Common Stock outstanding is changed through a stock split, reverse stock split, share dividend or other similar corporate action. The number of Series A Preferred shares outstanding as of July 31, 1999, was 50,612.

                                  PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

        The Company's Common Stock trades under the symbol "CHAP" on the OTC Electronic Bulletin Board. The following table sets forth the high and low bid prices per share of the Common Stock for the last two fiscal years as reported by the OTC Electronic Bulletin Board and available through America Online. These prices reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.


                                                     HIGH      LOW
                  FISCAL 1998
First Quarter                                         .13      .0625
Second Quarter                                        .12      .06
Third Quarter                                         .13      .0625
Fourth Quarter                                        .08      .06

                  FISCAL 1999

First Quarter                                         .07      .03
Second Quarter                                        .08      .03
Third Quarter                                         .0625    .03
Fourth Quarter                                        .07      .04

         The Company has been informed by its transfer agent that as of July 31, 1999, there were approximately 506 record owners of its Common Stock.

         It is the present policy of the Company not to pay cash dividends and to retain future earnings to support the Company's growth. Any payment of cash dividends in the future will be dependent upon the amount of funds legally available therefor, the Company's earnings, financial condition, capital requirements and other factors that the Board of Directors may deem relevant. The Company does not anticipate paying any cash dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

         None.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES


         1 - On September 6, 1996, and as amended on October 7, 1996, the Company and two of its shareholders, the Company's Chief Executive Officer and her former husband, K.T. Mao, entered into a transaction for the benefit of the Company as follows:


         The shareholders agreed to contribute and return to the Company 3,500,000 shares each of the Company's restricted Common Stock for use by the Company to attract new management and to meet certain pending obligations. The shareholders agreed that up to 1,000,000 shares each could be liquidated pursuant to Rule 144 of the Securities Act of 1933 and that the net proceeds from such sales were to be contributed to the Company as a capital contribution. These 1,000,000 shares each were in fact sold by the shareholders at the direction of the Company without any return of the shares themselves to the Company. As part of the same transaction, the non-officer shareholder was granted an option until January 2, 2002, to purchase 4,000,000 share of restricted common stock at $.20 per share. The proceeds of these sales amounted to approximately $211,000.

         2 - On September 30, 1996, 700,000 shares of unrestricted Common Stock valued at $.05 per share were issued to One Capital Corporation in exchange for $35,000 of business and acquisition advisory services.

         3 - On January 8, 1997, the following shares of restricted Common Stock were issued in lieu of compensation and valued at $.10 per share:


         (a) Alice Gluckman           100,000     ($10,000)

         (b) James Conway              63,000      ($6,300)

         (c) Paul Shumard              60,000      ($6,000)

         4 - On January 8, 1997, issued into escrow 230,000 shares of restricted Common Stock as collateral for a rent obligation to Stuart Marks. Because the obligation was not met by September 30, 1997, the escrow was to closed with the shares being transferred to Mr. Marks. The shares were valued at $20,000.

         5 - On January 10, 1997, Janice A. Jones, Ph.D. was granted an option to purchase 10,810,790 shares of restricted Common Stock until April 1, 2002, at $.10 per share in consideration for the forgiveness of interest owed to her by the Company on several promissory notes. The options were valued at a de minimus amount.

         6 - On February 14, 1997, 25,000 shares of Series C Preferred Stock were issued to ITEX Corporation in consideration of $250,000 of ITEX barter credits. See Financial Statements.

         7 - On April 1, 1997, John J. Grace, a consultant to the Company, was granted an option to purchase 1,500,000 shares of restricted Common Stock until April 1, 2002, at $.10 per share. These options were valued at a de minimus amount. On that same date Mr. Grace was issued 730,000 shares of restricted Common Stock for services rendered through March 3, 1997. These shares were valued at $.10 per share ($73,000).

         8 - On May 5, 1997, William Kroske and Kathryn Lydens were respectively issued 107,500 and 10,000 shares of restricted Common Stock as employee compensation. These shares were valued at $.10 per share, $10,750 and $1,000, respectively.

         9 - On August 1, 1997, the Company issued 14, 000 shares of restricted Common Stock to First Southwest Co. for services. These shares were valued at $.01 per share ($1,400).

         10 - On August 19, 1997, the Company issued shares of restricted Common Stock valued at $.01 per share for services to the following persons:


         (a)  Bridgestream Trust       60,000   ($600)

         (b)  Robert Kihm              20,000   ($200)

         (c)  William Rogers, Jr.      50,000   ($500)

         11 - On October 10, 1997, the Company issued shares of restricted Common Stock valued at $.01 per share for services to the following persons:


         (a)  Kathryn Chase            27,680    ($276.80)

         (b)  Robert Kihm              50,000    ($500)

         (c)  Robert Fahey             90,000    ($900)

         12 - On October 27, 1997, John J. Grace, a consultant to the Company, was issued 350,000 shares of restricted Common Stock as compensation. These share were valued at $.01 per share ($3,500). In addition, Mr. Grace was granted an option to purchase 2,000,000 shares of restricted Common Stock until November 11, 2000, at $.10 per share. These options were valued at a de minimus amount.

         13 - On November 4, 1997, the Company issued 85,429 shares of restricted Common Stock to Hial Gernert for services. These shares were valued at $.01 per share ($854.29).

         14 - On December 23, 1997, Robert Fahey was issued 90,000 shares of restricted Common Stock as compensation. These shares were valued at $.01 per share ($900).

         15 - On April 2, 1998, John J. Grace, a consultant to the Company was issued 1,000,000 shares of restricted Common Stock for services rendered. These share were valued at $.01 per share per share ($10,000).

         16 - On July 31, 1998, 300,000 shares of restricted Series A Preferred Stock were issued to Family Jewels Ltd, Partnership II in conversion to equity of $300,000 in notes payable owed to the partnership. The partnership is wholly owned by Janice A. Jones, Ph.D. These shares were valued at $300,000.

         17 - On March 5, 1999, John J. Grace, a consultant to the Company, was granted an option to purchase 1,500,000 shares of restricted Common Stock for five years at $.10 per share. The grant was in consideration of the extension of loans due from the Company to Mr. Grace and for deferral of payment of compensation due him for his services. These options were valued at a de minimus amount.

         The Company believes transactions in 1 through 17 were exempt from registration pursuant to Section 4(2) of the Act as privately negotiated, isolated, non-recurring transactions not involving any public solicitation. The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate restrictive legends are affixed to the stock certificates issued in such transactions. All recipients either received adequate information about the Company or had access, through employment or other relationships, to such information. In addition, the purchasers described in paragraphs 3(a), 3(b), 5, 7, 9, 10(a), 12, 14, 15, 16, and 17, above, were "accredited investors" (as that term is defined in Rule 501(a)(3) of Regulation D).

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company may advance expenses in connection with defending any such proceeding, provided the indemnitee undertakes to pay any such amounts if it is later determined that such person was not entitled to be indemnified by the Company. The Company's Bylaws provide for indemnification of all directors, officers, and control persons. In addition, the Company's Articles of Incorporation eliminate personal liability for breach of fiduciary duty by an officer or director to the extent permitted under Nevada law. The Company has purchased director and officer errors and omissions liability insurance as described in detail above. See Item 5, above.

         Insofar as indemnification by the Company for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to provisions of the Certificate of Incorporation and Bylaws, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    PART III

ITEM 1.   EXHIBITS

         The following exhibits are filed as part of the Registration Statement:


EXHIBIT NO.             IDENTIFICATION OF EXHIBIT
2(1)                   *Articles of Incorporation and amendments thereto.

2(2)                   *By-laws

6(1)                   *9/6/96 Agreement regarding contribution to capital by
                        shareholders and amendments thereto

6(2)                   *11/25/97 Settlement Agreement between Chartwell
                        International, Inc. and Poway Partners

6(3)                   *6/20/97 Agreement licensing assets of National College
                        Recruiting Association, Inc. to SportsStar Marketing,
                        Inc.

6(4)                   *2/  /98 Management Service Agreement between Chartwell
                        International, Inc. and SportsStar Marketing, Inc.

6(5)                   *3/10/95 Agreement Between Chartwell International, Inc.
                        and Janice Jones regarding employment and 9/1/99 Board
                        of Directors Resolution modifying same

6(6)                   *4/4/97 letter regarding compensation of William Willard

6(7)                   *9/24/98 letter regarding compensation of Barry M.
                        Goldwater, Jr.

6(8)                   *6/8/99 letter regarding compensation of Alice M.
                        Gluckman

6(9)                   *6/1/98 Promissory Note for $78,400 held by Janice Jones

6(10)                  *7/31/99 Promissory Note for $133,554 held by Janice
                        Jones

6(11)                  *6/1/98 Promissory Note for $612,536 held by Janice Jones

6(12)                  *3/5/99 Promissory Note for $300,000 held by John J.
                        Grace's IRA Rollover Account

6(13)                  *3/5/99 Promissory Note for $130,000 held by John J.
                        Grace's IRA Rollover Account

6(14)                  *3/5/99 Promissory Note for $170,000 held by John J.
                        Grace

6(15)                  *4/1/99 Promissory Note for $16,000 held by John J. Grace

6(16)                  *6/1/98 Option for 4,354,110 shares held by Family Jewels
                        II Limited Partnership

6(17)                  *6/1/98 Option for 3,062,680 shares held by The Chartwell
                        Group, Inc.


                                      24



6(18)                  *6/1/98 Option for 3,500,00 shares held by Dr. Janice A.
                        Jones

6(19)                  *9/6/96 Warrant for 4,000,000 shares held by K.T. Mao

6(20)                  *8/1/97 Option for 6,000,000 shares held by Dr. Janice A.
                        Jones

6(21)                  *7/31/97 Option for 1,680,000 shares held by Dr. Janice
                        A. Jones

6(22)                  *3/5/99 Option for 1,500,000 shares held by John J. Grace

6(23)                  *6/1/98 Option for 1,500,000 shares held by John J. Grace

6(24)                  *10/27/97 Option for 2,000,000 shares held by John J.
                        Grace

6(25)                  *9/15/98 Option for 200,000 shares held by Barry M.
                        Goldwater, Jr.

6(26)                  *6/1/98 Option for 200,000 shares held by John J. Grace

6(27)                  *10/31/97 Option for 1,000,000 shares held by Dr. Janice
                        A. Jones

6(28)                  *6/1/98 Option for 400,000 shares held by Dr. Janice A.
                        Jones

6(29)                  *6/7/99 Option for 200,000 shares held by Dr. Janice A.
                        Jones

23                    **Consent of Independent Certified Public Accountant
                        dated December 20, 1999

*  Indicates exhibits previously filed
** Indicates exhibits filed with Amendment #2


                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     CHARTWELL INTERNATIONAL, INC.


Dated: December 29, 1999                By:/s/ Janice A. Jones
                                        ----------------------

                                     Janice A. Jones, Chief Executive Officer

                          CHARTWELL INTERNATIONAL, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS


                                      INDEX


                                                                            PAGE
                                                                            ----
         Report of Independent Certified Public Accountant                  F-1

         Consolidated Balance Sheets at July 31, 1999 and 1998              F-2

         Consolidated Statements of Operations for the Fiscal Years
             Ended July 31, 1999 and 1998                                   F-3

         Consolidated Statements of Stockholders' Equity for the
             Fiscal Years Ended July 31, 1999 and 1998                      F-4

         Consolidated Statements of Cash Flows for the Fiscal
             Years Ended July 31, 1999 and 1998                             F-5

         Notes to Consolidated Financial Statements                         F-6

                            Ronald R. Chadwick, P.C.
                           CERTIFIED PUBLIC ACCOUNTANT
                               3025 S. PARKER ROAD
                                    SUITE 109
                             AURORA, COLORADO 80014
                            TELEPHONE: (303) 306-1967
                           TELECOPIER: (303) 306-1944



                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
Chartwell International, Inc.
Englewood, Colorado


I have audited the accompanying consolidated balance sheets of Chartwell International, Inc. as of July 31, 1998 & 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chartwell International, Inc. as of July 31, 1998 & 1999 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


Aurora, Colorado                       /s/ Ronald R. Chadwick, P.C.
August 27, 1999                        RONALD R. CHADWICK, P.C.

CHARTWELL INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
JULY 31, 1999 AND 1998


                                                                 July 31, 1999         July 31, 1998
                                                                ---------------       ---------------
ASSETS
Current assets:
Cash                                                            $        15,574       $       178,515
Trade credits                                                            24,606                88,674
Receivables from related parties                                        109,037                57,482
Accounts receivable                                                        --                  16,090
Other                                                                      --                  11,917
                                                                ---------------       ---------------
    Total current assets                                                149,217               352,678

Investment in real estate                                             1,195,655             1,195,655
Mineral properties                                                    2,014,800             2,296,236
Recruiting systems and publishing rights, net                         1,506,883             1,603,068
Other assets, net                                                       115,944               180,285
                                                                ---------------       ---------------
    Total assets                                                $     4,982,499       $     5,627,922
                                                                ---------------       ---------------
                                                                ---------------       ---------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities                        $       235,673       $       466,869
Notes payable, current                                                   57,569                65,526
                                                                ---------------       ---------------
    Total current liabilites                                            293,242               532,395
Long-term debt:
Due to related parties                                                1,517,845             1,393,055
Other notes payable                                                     665,863               669,453
                                                                ---------------       ---------------
    Total liabilities                                                 2,476,950             2,594,903
                                                                ---------------       ---------------
Minority interests                                                         --                  48,131
                                                                ---------------       ---------------
Stockholders' Equity:
Preferred Series B stock (preferable to common                          300,000               300,000
  stock and equal to Preferred Series A stock
  in liquidation)
Preferred Series A stock (preferable to common                              600                   600
  stock and equal to Preferred Series C Stock in
  liquidation)
Preferred Series C stock (preferable                                  1,106,120             1,106,120
  to all other classes of stock in liquidation)
Common stock; $.001 par value; 90,000,000                                60,272                61,772
  shares authorized; 60,272,512 and 61,772,512
  issued in 1999 and 1998, respectively
Additional paid-in capital                                           10,013,901             9,975,401
Accumulated deficit                                                  (8,968,459)           (8,452,120)
                                                                ---------------       ---------------
                                                                      2,512,434             2,991,773
Less, Treasury stock (68,850 shares) at cost                             (6,885)               (6,885)
                                                                ---------------       ---------------
    Total stockholders' equity                                        2,505,549             2,984,888
                                                                ---------------       ---------------
    Total liabilities and stockholders' equity                  $     4,982,499       $     5,627,922
                                                                ---------------       ---------------
                                                                ---------------       ---------------

The accompanying notes are an integral part of the financial statements.

CHARTWELL INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JULY 31, 1999 AND 1998


                                                                       Year Ended           Year Ended
                                                                      July 31, 1999       July 31, 1998
                                                                     ---------------     ---------------
Revenue:
  Management and license fee revenue                                 $        90,989     $          --
  Franchise sales                                                               --               107,543
  Profile and other sales                                                       --                87,129
    Total revenue                                                             90,989             194,672
Operating expenses:
  General and administrative                                                 278,447           1,626,249
  Depreciation and amortization                                              119,929             134,692
  Writedown of mineral property                                              284,668
                                                                     ---------------     ---------------
    Total operating expenses                                                 683,044           1,760,941
                                                                     ---------------     ---------------
Operating loss                                                              (592,055)         (1,566,269)
Other income (expenses):
  Gain on sales of stock                                                     370,113           1,012,794
  Gain on capital transaction of subsidiary                                                      569,000

  Share of CBSA loss                                                        (207,386)               --
  Minority interest share of losses                                           48,131             208,028
  Interest expense, net                                                      (95,484)           (138,979)
  Miscellaneous (expense), net                                               (25,699)            (52,216)
                                                                     ---------------     ---------------
    Total other income (expense)                                              89,675           1,598,627
Income (loss) before cumulative effect of
  change in accounting principle                                            (502,380)             32,358
Cumulative effect of change in accounting
  principle                                                                  (13,959)               --
                                                                     ---------------     ---------------
  Net income (loss)                                                  $      (516,339)    $        32,358
                                                                     ---------------     ---------------
                                                                     ---------------     ---------------
Income (loss) per common share:
  Before cumulative effect of change in
  accounting principle                                               $         (0.01)    $          0.00
  Cumulative effect of change in accounting
   principle                                                                    0.00                --
  Net income (loss)                                                  $         (0.01)    $          0.00
                                                                     ---------------     ---------------
                                                                     ---------------     ---------------
Weighted average number of common shares                                  61,647,512          60,351,541
                                                                     ---------------     ---------------
                                                                     ---------------     ---------------

The accompanying notes are an integral part of the financial statements.

CHARTWELL INTERNATIONAL, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED JULY 31, 1999 AND 1998


                                        Series A      Series B      Series C
                                       Preferred     Preferred     Preferred        Common        Additional
                                         Stock         Stock         Stock          Stock       Paid-in Capital
                                       ---------     ---------     ---------     ----------     ---------------
Balances, August 1, 1997:
     Shares                            300,000         30,000         166,512    58,850,403
     Amount                            $   300       $300,000      $1,665,120    $   58,850      $  8,421,996
Officer cancellation of debt:
     Shares                                                                                      $    624,000
     Amount
Officer conversion of debt:
     Shares                             300,000
     Amount                             $   300                                                  $    299,700
Conversion of Series C Preferred:
     Shares                                                           (55,900)      559,000
     Amount                                                          (559,000)   $      559      $    558,441
Stock issued for services:
     Shares                                                                       2,363,109
     Amount                                                                      $    2,363      $     71,264
Change in valuation allowance:
     Shares
     Amount
Net income (loss), fiscal 1998:
     Shares
     Amount
Balances, July 31, 1998:
     Shares                            600,000         30,000         110,612    61,772,512
     Amount                            $   600       $300,000       1,106,120    $   61,772      $ 9,975,401
Cancellation of common stock:
     Shares                                                                      (1,500,000)
     Amount                                                                      $   (1,500)     $    1,500
Officer cancellation of debt:
     Shares
     Amount                                                                                      $   37,000
Net loss, fiscal 1999:
     Shares
     Amount
Balances, July 31, 1999:
     Shares                            600,000         30,000         110,612    60,272,512
     Amount                            $   600       $300,000       1,106,120    $   60,272      $10,013,901



                                          Valuation
                                          Allowance                                       Total
                                          for Equity     Treasury      Accumulated     Stockholders'
                                          Securities       Stock         Deficit          Equity
                                          ----------     ---------     -----------     -------------
Balances, August 1, 1997:
     Shares                                               (68,850)
     Amount                               $ (255,000)    $ (6,885)     $(8,484,478)   $ 1,699,903
Officer cancellation of debt:
     Shares                                                                           $   624,000
     Amount
Officer conversion of debt:
     Shares
     Amount                                                                           $   300,000
Conversion of Series C Preferred:
     Shares
     Amount
Stock issued for services:
     Shares
     Amount                                                                           $    73,627
Change in valuation allowance:
     Shares
     Amount                               $  255,000                                  $   255,000
Net income (loss), fiscal 1998:
     Shares
     Amount                                                            $    32,358   $    32,358
Balances, July 31, 1998:
     Shares                                               (68,850)
     Amount                               $        0     $ (6,885)     $(8,452,120)   $ 2,984,888
Cancellation of common stock:
     Shares
     Amount
Officer cancellation of debt:
     Shares
     Amount                                                                           $    37,000
Net loss, fiscal 1999:
     Shares
     Amount                                                            $  (516,339)   $  (516,339)
Balances, July 31, 1999:
     Shares                                               (68,850)
     Amount                               $        0     $ (6,885)     $(8,968,459)   $ 2,505,549


The accompanying notes are an integral part of the consolidated financial statements.

CHARTWELL INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JULY 31, 1999 AND 1998


                                                                  Year Ended              Year Ended
                                                                July 31, 1999            July 31, 1998
                                                                --------------           --------------
Cash Flows From Operating Activities:
Net income (loss)                                               $     (516,339)          $       32,358
Adjustments to reconcile net income to net
  cash (used for) operating activities:
       Depreciation and amortization                                   119,929                  130,381
       Services paid for in stock                                       77,500                  473,515
       Gain on sale of securities                                     (370,113)              (1,102,174)
       Gain on capital transaction of subsidiary                                               (569,000)
       Share of loss from investee accounted for by
          the equity method                                            207,386                     --
       Writedown of mineral property                                   284,668
       Minority interest share of net loss                             (48,131)                (208,028)
Changes in assets and liabilities:
       Decrease in trade credits                                         8,151                  148,365
       (Increase) decrease in accounts receivable                         --                     (5,436)
       (Increase) Decrease in due from related parties                 (51,555)                  94,843
       (Increase) Decrease in prepaid and other assets                 (43,964)                  35,175
       (Increase) in accounts payable and accruals                    (251,842)                   2,349
       Increase in accrued interest due to related parties              56,192                   56,623
                                                                --------------           --------------
             Net cash (used for) operating activities                 (528,118)                (955,496)
                                                                --------------           --------------

Cash Flows From Investing Activities:
       Proceeds from sales of securities                               147,898                  112,906
                                                                --------------           --------------
             Net cash provided by investing
                 activities                                            147,898                  112,906
                                                                --------------           --------------

Cash Flows From Financing Activities:
         Stock issuance by subsidiary                                     --                    778,225
       Proceeds from borrowings from related parties                   102,149                  105,208
       Proceeds from borrowings from third parties                     200,000                  100,000
       Repayments on borrowings from related parties                      --                     (4,000)
       Repayments on borrowings from third parties                     (84,870)                  (2,715)
                                                                --------------           --------------
             Net cash provided by financing activities                 217,279                  976,718
                                                                --------------           --------------

Net increase (decrease) in cash                                       (162,941)                 134,128

Cash, beginning of year                                                178,515                   44,387
                                                                --------------           --------------

Cash, end of year                                               $       15,574           $      178,515
                                                                --------------           --------------
                                                                --------------           --------------
Supplemental Cash Flow Information:
Cash paid for interest                                          $       48,267           $       24,333
                                                                --------------           --------------
                                                                --------------           --------------


Schedule of Non-Cash Investing and Financing Activities:
Fiscal year ended July 31, 1998:
(a) The Company recovered mineral properties with cost of $2,014,800 that had been exchanged for securities in the year ended July 31, 1997.
(b) An officer made a contribution to additional paid-in capital by cancellation of debt totalling $624,000
(c)  An officer converted debt of $300,000 into Series A Preferred Stock.
(d)  Series C Preferred Stock totaling $559,000 was converted into common stock.

Fiscal year ended July 31, 1999:
(a) An officer made a contribution to additional paid-in capital by cancellation of debt totaling $37,000.
(b) The Company cancelled 1,500,000 shares of common stock held by a third party in connection with its successful litigation against the former owners of NCRA, Inc.

The accompanying notes are an integral part of the consolidated financial statements.

                          CHARTWELL INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JULY 31, 1999 AND 1998

NOTE 1. ORGANIZATION, OPERATIONS, AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES:

Chartwell International, Inc. (formerly Chartwell Publishing Company, Inc.) ("Chartwell" or the "Company") was incorporated in the State of Nevada on December 27, 1984. The Company's principal line of business is procurement of scholarships for high school athletes and related education and media activities. The Company also owns rights to gypsum deposits and owns a parcel of real estate which is being held for future development or sale.

A summary of the Company's significant accounting policies follows:

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Chartwell International, Inc., its wholly owned subsidiary, National College Recruiting Association, Inc. (NCRA), and Chartwell's 47% owned entity College Bound Student Alliance, Inc. (CBSA) (f/k/a SportsStar Marketing, Inc.), which was accounted for as a consolidated subsidiary in fiscal 1998 and by the equity method in fiscal 1999. Intercompany accounts and transactions have been eliminated.

TRADE CREDITS

The Company accounts for trade credits consistent with EITF 93-11. Trade credits are recorded at cost, and represent purchasing value for goods and services on established barter markets. The Company reviews its trade credits periodically to assess the fair value of carrying amounts.

MINERAL PROPERTIES

Costs of acquiring specific mineral properties are capitalized on a property by property basis. Mineral properties are periodically assessed for impairment of value and any impairments are charged to operations at the time of impairment. Should a property be sold or abandoned, its capitalized costs are charged to operations and gain or loss recognized.

FAIR VALUE OF DEBT

The carrying value of the Company's financial instruments approximates fair value.

MANAGEMENT FEE AND LICENSE FEE REVENUE

Management fee revenue and license fee revenue are recognized when earned, on an accrual basis. The major portion of receivables from related parties consist of $75,210 currently due to the Company from CBSA, primarily for management fees. A portion of this balance has been paid and the remainder is expected to be paid before July 31, 2000. The payment terms with respect to the management fees from CBSA are not specified. However, the Company expects such fees to be paid within 30 days after each month end. The Company has temporarily granted deferrals of payment to CBSA to enable CBSA to have more working capital available and expects current payments to resume within 90 to 120 days after January 1, 2000. The remaining amount is owed to the Company by another related party and is expected to be paid before July 31, 2000. The entire amount of revenue of $90,989 for the year ended July 31, 1999 was earned from CBSA, a related party.

INCOME TAX

The Company has a net operating loss carry forward at July 31, 1999 of approximately $7,600,000, which will begin to expire in the year 2002 if not used. The resulting deferred tax asset of approximately $2,700,000 has been offset by a 100% valuation allowance.

LOSS PER SHARE

STARTUP COSTS

Effective August 1, 1998, the Company has adopted AICPA Statement of Position ("SOP") 98-5, which requires nongovernmental entities to expense startup costs as incurred. The adoption of SOP 98-5 is not expected to have a material impact on the Company's financial statements. The Company has no startup operations at this time. The Company has expensed startup costs in the past and will in the future if it has any.

The following compares amounts reported in the statement of operations to proforma amounts assuming the new method was applied retroactively:


                                                                             FISCAL YEARS ENDED JULY 31,
                                                                               1999              1998
Reported in the Statement of Operations:
         Net income (loss)                                                 $(516,339)            $32,358
         Net income (loss) per share                                          $(0.01)              $0.00

Proforma Amounts Assuming the New Method was Applied Retroactively:
         Net income (loss)                                                 $(502,380)            $43,292
         Net income (loss)                                                    $(0.01)              $0.00

IMPAIRMENT TESTING FOR LONG-LIVED ASSETS

The Company accounts for its long-lived assets in conformity with FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Statement 121 requires impairment losses to be recorded on long-lived assets used in operations or expected to be disposed of when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

LOSS PER SHARE

The loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding. Warrants, stock options, convertible notes payable, and common stock issuable upon conversion of the Company's preferred stock are not included in the computation when there is a loss because the effect of such inclusion would be anti-dilutive.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of significant contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

NOTE 2.  MINERAL PROPERTIES AND MARKETABLE SECURITIES:

NEW RIVERVIEW CLAIMS, WASHINGTON COUNTY, UTAH

On April 15, 1997, the Company sold its interest in the New Riverview Claims, Washington County, Utah, with a carrying value of $2,014,800 for 2,000,000 shares of restricted common stock and 170,000 shares of free trading common stock in a publicly traded company. The market valuation of the shares at date of closing totaled $4,340,000, resulting in a gain of $2,325,200 that was deferred because of contingencies associated with the sale.

The terms of the sale provided for the purchaser to pay Chartwell additional cash or marketable securities, or return the mineral property interest if the value of, and to the extent that, the securities fell below $4,000,000 by April 1998. The market price of the purchaser's stock declined significantly and during the year ended July 31, 1998, the mineral property interest was returned to the Company and the claims are included in the Company's balance sheet at their original cost of $2,014,800. The 2,000,000 shares of restricted stock were returned to the publicly traded company and the other 170,000 shares were kept by the company, but became worthless and were written off during the year ended July 31, 1998.

The valuation allowance for equity securities of $255,000 that was reversed during the fiscal year ended July 31, 1998 in the Statement of Stockholder's Equity related to the 170,000 shares of free trading stock of the publicly traded company referred to above. The Company recorded this valuation allowance during the fiscal year ended July 31, 1997 and reversed it as part of writing off the securities when they became worthless in the fiscal year ended July 31, 1998.

ALTO SUPAMO II AND III

The writedown of mineral property of $284,668 in fiscal 1999 related to the Company's interests in the Alto Supamo II and III properties in Venezuela. There was a change in government in Venezuela during calendar 1988 and during fiscal 1999, it became apparent that the new government was not pursuing policies that are favorable to foreign developers of mineral properties. The writedown reduced the carrying value of the property to its estimated net realizable value of $45,000.

NOTE 3.  INVESTMENT IN REAL ESTATE:

The Company owns 200 acres of development land known as San Vincente Estates, located in San Diego County, Ramona, California. The Company intends to either develop the property with joint venture partners, or to sell the property to outside investors. The Company has not committed to a plan to dispose of the property. Pursuant to an agreement, the Company must convey title to lots equivalent to $250,000 in value upon county approval of the final map and plotting of all lots. Such conveyance is collateralized by 333,333 shares of the Company's holdings in College Bound Student Alliance, Inc. common stock.

NOTE 4.  NOTES PAYABLE AND LONG TERM DEBT


DUE TO RELATED PARTIES                                                                        July 31,
----------------------                                                                        --------
Notes payable to related parties are as follows:                                          1999           1998
                                                                                       ----------     ----------
Notes payable to an officer and entities controlled
by the officer, due variously from August 1, 2000 through
July 1, 2004, with interest at 10%,
collateralized by the Company's shares in CBSA and its
investments                                                                            $  834,490     $  871,490

Notes payable to a key advisor, due August 1, 2000 with
interest at 10%, collateralized by the Company's shares
in CBSA and its investments                                                               600,000        400,000

Note payable to an officer's family member, due on
August 1, 2000 with interest at 8%, collateralized by the
Company's shares in CBSA and its investments                                               39,500         39,500

                                       F-8

Note payable to a key advisor, due on August 1, 2002, with
interest at 10%, collateralized by a vehicle                                               16,000         16,000

Other                                                                                      16,000         18,405
                                                                                       ----------     ----------
Total                                                                                   1,505,990      1,345,395

Accrued interest on above notes, not required to be paid
during the fiscal year ending July 31, 2000                                                11,855         47,660
                                                                                       ----------     ----------
                                                                                       $1,517,845     $1,393,055
                                                                                       ----------     ----------
                                                                                       ----------     ----------


Notes payable to an officer of $500,000 are convertible into 1,000,000 shares of College Bound Student Alliance, Inc. common stock owned by the Company.


NOTES PAYABLE TO OTHERS                                                             July 31,
----------------------                                                              --------
Other notes payable are as follows:                                              1999       1998
                                                                               --------   --------
Note payable to a bank and an individual,
monthly payments of interest only at 12%
with the principal due on March 1, 2004, collateralized
by a first deed of trust on San Vincente Estates                               $600,000   $400,000

Note payable to an individual, due on October 31, 1999
with interest at 10%, collateralized by a deed of trust
on the San Vincente Estates                                                      31,684     25,000

Note payable to a partnership with interest
at 12%, payable at $572 per month, collateralized
by a second deed of trust on the San Vincente Estates                              --       57,200

Note payable to an individual due on April 6, 2000 with
interest at 10%                                                                    --      100,000

Line of credit with a bank, due on demand with interest
at the bank's prime rate plus 2%                                                   --       11,860

Other                                                                            91,748    140,919
                                                                               --------   --------
                                                                                723,432    734,979
                  Less, current portion                                          57,569     65,526
                                                                               --------   --------
                  Long-term portion                                            $665,863   $669,453
                                                                               --------   --------
                                                                               --------   --------


Minimum scheduled principal payments on long-term debt to maturity as of July 31, 1999 are as follows:


                                       Related Parties            Others
                                       ---------------            ------
Years ending July 31,
                  2000                   $     -                $  57,569
                  2001                      655,500                20,500
                  2002                       78,400                17,863
                  2003                      159,554                17,500
                  2004                         -                  610,000
            Thereafter                      612,536                  -
                                         ----------             ---------
            Total                        $1,505,990             $ 723,432
                                         ----------             ---------
                                         ----------             ---------

The Company's Board of Directors granted a security interest to a group of lenders with notes outstanding in the aggregate of $2,165,547 in Company real estate and its investment in College Bound Student Alliance, Inc.

NOTE 5.  OPERATING LEASE

The Company leases office space in Englewood, Colorado pursuant to a lease which expires July 31, 2000. Lease payments are $5,270 a month, of which $4,121 is paid by College Bound Student Alliance, Inc.

Rent expense for the years ended July 31, 1999 and 1998 was approximately $15,000 and $24,000, respectively, and is expected to be $15,000 for the year ending July 31, 2000.

NOTE 6.  STOCKHOLDERS' EQUITY

PREFERRED STOCK

The Company has 10,000,000 authorized preferred shares issuable in one or more series. From these authorized shares, the Company has established the following preferred stock:

         PREFERRED SERIES A STOCK - The Company has provided for the issuance of 2,000,000 shares, par value $0.001 share, convertible Preferred Series A Stock ("Series A"), of which 600,000 shares were outstanding as of July 31, 1999 and 1998.

         Each Series A share is convertible into one share of the Company's common stock at any time after the date of issuance.

         No call provision exists with respect to the Series A shares. The Series A stock is not subject to any operation of a retirement or sinking fund. The Series A stock has preferential dividend and liquidation rights to the common stock, equal dividend and liquidation rights to the Preferred Series C Stock and liquidation rights that are subordinate to the Preferred Series B Stock.

         PREFERRED SERIES B STOCK - The Company has provided for the issuance of 150,000 shares of stated value $10 per share convertible Preferred Series B Stock ("Series B"), of which 30,000 shares were outstanding as of July 31, 1999. Each Series B share is convertible into 20 shares of the Company's common stock.

         Series B shares are callable at 110% of par value with 15 days prior notice to give the holders an opportunity to convert. The Series B stock is not subject to any operation of a retirement or sinking fund. The Series B stock has a dividend rate of 2% in year two, increasing gradually to 6% in year six, and each year thereafter, and preferential liquidation rights to the common stock, Preferred Series A Stock and Preferred Series C Stock.

         PREFERRED SERIES C STOCK - The Company has provided for the issuance of 300,000 shares stated value $10 per share convertible Preferred Series C Stock ("Series C"), of which 110,612 shares were outstanding as of July 31, 1999 and 1998. Each Series C share is convertible into 10 shares of the Company's common stock at any time commencing 18 months after the date of issuance.

         No call provision exists relevant to the Series C shares. The Series C stock is not subject to any operation of a retirement or sinking fund. The Series C stock has preferential dividend rights to the common stock, equal dividend rights to the Preferred Series A Stock, and preferential liquidation rights to the common stock, equal liquidation rights to the Preferred Series A Stock and subordinate liquidation rights to the Preferred Series B Stock.

         On September 1, 1999 the Company received 60,000 shares of outstanding Preferred C Stock in exchange for $27,500 in cash and notes payable as a settlement of a dispute.

         COMMON STOCK
         The Company has 90,000,000 authorized shares of common stock, par value $0.001, of which 60,272,512, and 61,772,512 shares were outstanding at July 31, 1999 and 1998, respectively.

         The Company has exercisable stock options and warrants outstanding issued in connection with debt instruments and capital transactions as follows:


                  Number of Shares          Exercise Price    Date of Expiration
                  ----------------          --------------    ------------------
                   6,000,000                         $0.10       August 1, 2002
                   1,680,000                          0.10        July 31, 2002
                  12,416,790                          0.10         June 1, 2002
                   2,000,000                          0.10     November 1, 2002
                   1,500,000                          0.10        March 5, 2004
                   4,000,000                          0.20      January 2, 2002
                 ----------
                  27,596,790
                 ----------
                 ----------

   Of the above options and warrants, 23,596,790 are held by related parties.

NOTE 7.  EMPLOYEE STOCK OPTIONS


During fiscal 1999, the Company awarded options to purchase 200,000 shares of common stock to a director. The Company applies APB Opinion 25 and related interpretations in accounting for stock options using the intrinsic value method. Accordingly, no compensation expense has been recognized in the statement of operations for the stock option award in 1999. Had compensation cost for the Company's stock option award been determined based on the fair value method of FASB Statement 123, there would have been no change to the Company's net loss. The reason no expense would have been recognized is that the effect under the Black-Scholes option pricing model of the option exercise price ($0.15) being greater than the market price of ($0.06) of the Company's stock on the date of grant. The Black Scholes option pricing model was applied assuming a two-year term, volatility of 105%, a stock price of $.06 with the option price at $.15 and a risk free interest rate of 5%, and no expected dividends.

Following is a summary of stock options for the period August 1, 1997 to July 31, 1999:


                                                                            WEIGHTED AVERAGE
                                                       NUMBER OF SHARES     EXERCISE PRICE
Outstanding, August 1, 1997                                  ---                   ---
Granted during fiscal year ended July 31, 1999             200,000                $0.15
Outstanding, July 31, 1999                                 200,000                $0.15

NOTE 8.  RECRUITING SYSTEMS, PUBLISHING RIGHTS, AND OTHER AMORTIZABLE ASSETS:

Recruiting systems, publishing rights, and other amortizable assets are as follows as of July 31, 1999 and 1998:


                                             July 31, 1999                                     July 31, 1998
                                             -------------                                     -------------
                                              Accumulated         Net                          Accumulated         Net
                              Cost            Amortization    Book Value         Cost          Amortization    Book Value
                           ----------         ------------    ----------      ----------       ------------    ----------
Recruiting Systems         $1,173,702         $(261,600)      $  912,102      $1,173,702       $(202,915)      $  970,787
Publishing Rights             750,000          (155,219)         594,781         750,000        (117,719)         632,281
Franchise Rights               47,400           (19,841)          27,559          47,400         (15,101)          32,299
Goodwill                            -                 -                -         100,390         (42,119)          58,271
Organization Costs                        ()                      63,499         (49,540)         13,959
                           ----------         ---------       ----------      ----------       ---------       ----------
                           $1,971,102         $ 436,660       $1,534,442      $2,134,991       $(427,394)      $1,707,597
                           ----------         ---------       ----------      ----------       ---------       ----------
                           ----------         ---------       ----------      ----------       ---------       ----------

Recruiting systems and publishing rights represent the allocation of part of the purchase price of NCRA based on an independent valuation study. Publishing rights consists of rights owned by the Company to NCRA's name and recruiting publications. Recruiting systems consist of NCRA's nationwide network of universities and coaches which use and promote NCRA products as well as a comprehensive college database of over 4,000 institutions throughout the United States and Canada consisting of approximately 28,000 coaches, 5,000 admissions directors and department heads within 100 sports, fine arts, and academic programs. This database supports a personal and proactive college exposure service which consists of developing a detailed student profile and distributing it via mail, fax, and/or e-mail to every college that best suits the student's activities and financial resources. Amortization expense is provided on a straight-line basis using estimated lives of twenty years for recruiting systems and publishing rights and five years for organization costs. Amortization expense for the years ended July 31, 1999 and 1998 was $128,663 and $128,636, respectively.

NOTE 9.  NCRA SUBSIDIARY:

NCRA is wholly subsidiary of the Company through which it licenses marketing and publishing rights to College Bound Student Alliance, Inc.

NOTE 10.  INVESTMENT IN COLLEGE BOUND STUDENT ALLIANCE, INC. (CBSA):

The financial statements include the Company's investment in CBSA on the equity method commencing August 1, 1998. Generally accepted accounting principles accounting by the equity method when the Company's equity interest in a previously majority-owned entity falls to 50% or less. . This occurred in the fourth quarter of fiscal 1999 with respect to the Company's interest in CBSA. CBSA was previously accounted for as a consolidated subsidiary when the Company's holdings were over 50%.

Summarized information on assets, liabilities, and results of operations for CBSA are as follows:


                                                 July 31, 1999
                                                 -------------
ASSETS                                            (unaudited)
Current assets                                   $     214,187
Equipment and other assets                             129,245
Recruiting systems, technology, net                  1,381,422
                                                 -------------
    Total                                        $   1,666,418
                                                 -------------
                                                 -------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities                              $     803,332
Long-term notes payable to
  former owners of CBSA                                776,000
Stockholders' equity                                    87,096
                                                 -------------
    Total                                        $   1,666,418
                                                 -------------
                                                 -------------
RESULTS OF OPERATIONS
Revenues                                         $     707,006
Operating and other expenses                         1,264,033
                                                 -------------
    Net Loss                                     $    (557,027)
                                                 -------------
                                                 -------------

Under generally accepted accounting principles, the Company is required to carry its investment in CBSA at cost as adjusted for the equity method, which is zero at July 31, 1999. CBSA is a publicly traded Company and the Company's 47% interest (8,200,000 shares) in CBSA has a value of approximately $2,700,000 at July 31, 1999 based on the market price of CBSA publicly traded stock.

The Company can recognize gains on its investment only upon disposition of its stock in CBSA (which resulted in gains of $1,012,794 in fiscal 1998 and $370,113 in fiscal 1999), or as third party investments in CBSA increase the amount of the Company's proportionate share of net equity of CBSA (which resulted in a gain of $569,000 in fiscal 1998).

During the fiscal year ended July 31, 1998, the Company realized gains of $1,012,794 from the disposal of 2,664,117 shares of its CBSA common stock. The consideration received consisted of $112,906 in cash from sales in the open market through brokers, elimination of previously recorded liabilities of the Company totaling $738,206, and services totaling $161,682. The Company simultaneously recorded expenses totaling $161,682 with respect to the CBSA stock given in exchange for services.

The elimination of previously recorded liabilities included the conveyance of 1,665,000 shares of CBSA stock to the Company's chief executive officer in payment of a note payable of $500,000. This was comprised of 1,000,000 shares that were conveyed in fiscal 1998 and also an additional 655,000 shares conveyed in fiscal 1999 pursuant to a requirement to convey additional shares based on subsequent decreases in the market price of the CBSA stock.

During the fiscal year ended July 31, 1999, the Company realized gains of $370,113 from the disposal of 901,650 shares of its CBSA common stock. The consideration received consisted of $147,898 in cash from sales in the open market through brokers, trade credits totaling $42,133, elimination of a previously recorded liability of $102,582, and services totaling $77,500. The Company simultaneously recorded expenses totaling $77,500 with respect to CBSA stock given in exchange for services.

Certain related parties hold options to acquire up to 1,800,000 shares of the Company's CBSA stock at prices ranging from $0.32 to $0.50 per share.

NOTE 11.  CONTINGENCIES:

The Company is contingently liable on notes payable of third parties of approximately $28,000. During fiscal 1999 the Company canceled 1,500,000 common shares held by a third party in connection with its successful litigation against the former owners of NCRA, Inc.

NOTE 12.  SUBSIDIARY STOCK ISSUANCES

The Company recognizes gains and losses from subsidiary stock issuance. In fiscal 1998 the Company issued 1,540,000 shares of common stock in its then subsidiary, CBSA, in a public offering resulting in net cash proceeds of $745,000 or $0.48 per share and a gain of $569,000. The Company's proportionate interest in CBSA decreased from 86% to 77%. No deferred taxes were provided because of the Company's significant tax loss carryforward.

During the fiscal year ended July 31, 1998, CBSA issued a total of 2,590,800 shares of common stock, including the 1,540,000 shares issued in the offering described above. During the fiscal year ended July 31, 1999, CBSA issued 1,460,504 shares of common stock.

In fiscal 1998, most of the 1,050,800 shares of CBSA common stock that were newly issued, in addition to the 1,540,000 shares issued in the public offering described above, related to compensation for services and did not increase the book value of the Company's proportionate interest in CBSA. Therefore, the Company did not record a gain or loss as a result of the subsidiary stock issuance. In fiscal 1999, most of the newly issued shares of CBSA were given as consideration for an acquisition of a business, not resulting in cash proceeds from an offering. The Company did not record a gain from an increase in its proportionate interest for this transaction.

                                  EXHIBIT INDEX

EXHIBIT NO.             IDENTIFICATION OF EXHIBIT
2(1)                   *Articles of Incorporation and amendments thereto.

2(2)                   *By-laws

6(1)                   *9/6/96 Agreement regarding contribution to capital by
                        shareholders and amendments thereto

6(2)                   *11/25/97 Settlement Agreement between Chartwell
                        International, Inc. and Poway Partners

6(3)                   *6/20/97 Agreement licensing assets of National College
                        Recruiting Association, Inc. to SportsStar Marketing,
                        Inc.

6(4)                   *2/  /98 Management Service Agreement between Chartwell
                        International, Inc. and SportsStar Marketing, Inc.

6(5)                   *3/10/95 Agreement Between Chartwell International, Inc.
                        and Janice Jones regarding employment and 9/1/99 Board
                        of Directors Resolution modifying same

6(6)                   *4/4/97 letter regarding compensation of William Willard

6(7)                   *9/24/98 letter regarding compensation of Barry M.
                        Goldwater, Jr.

6(8)                   *6/8/99 letter regarding compensation of Alice M.
                        Gluckman

6(9)                   *6/1/98 Promissory Note for $78,400 held by Janice Jones

6(10)                  *7/31/99 Promissory Note for $133,554 held by Janice
                        Jones

6(11)                  *6/1/98 Promissory Note for $612,536 held by Janice Jones

6(12)                  *3/5/99 Promissory Note for $300,000 held by John J.
                        Grace's IRA Rollover Account

6(13)                  *3/5/99 Promissory Note for $130,000 held by John J.
                        Grace's IRA Rollover Account

6(14)                  *3/5/99 Promissory Note for $170,000 held by John J.
                        Grace

6(15)                  *4/1/99 Promissory Note for $16,000 held by John J. Grace

6(16)                  *6/1/98 Option for 4,354,110 shares held by Family Jewels
                        II Limited Partnership

6(17)                  *6/1/98 Option for 3,062,680 shares held by The Chartwell
                        Group, Inc.

6(18)                  *6/1/98 Option for 3,500,00 shares held by Dr. Janice A.
                        Jones

6(19)                  *9/6/96 Warrant for 4,000,000 shares held by K.T. Mao

6(20)                  *8/1/97 Option for 6,000,000 shares held by Dr. Janice A.
                        Jones

6(21)                  *7/31/97 Option for 1,680,000 shares held by Dr. Janice
                        A. Jones

6(22)                  *3/5/99 Option for 1,500,000 shares held by John J. Grace

6(23)                  *6/1/98 Option for 1,500,000 shares held by John J. Grace

6(24)                  *10/27/97 Option for 2,000,000 shares held by John J.
                        Grace

6(25)                  *9/15/98 Option for 200,000 shares held by Barry M.
                        Goldwater, Jr.

6(26)                  *6/1/98 Option for 200,000 shares held by John J. Grace

6(27)                  *10/31/97 Option for 1,000,000 shares held by Dr. Janice
                        A. Jones

6(28)                  *6/1/98 Option for 400,000 shares held by Dr. Janice A.
                        Jones

6(29)                  *6/7/99 Option for 200,000 shares held by Dr. Janice A.
                        Jones

23                    **Consent of Independent Certified Public Accountant
                        dated December 20, 1999

*  Indicates exhibits previously filed
** Indicates exhibits filed with Amendment #2